UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 25, 2021

CBRE ACQUISITION HOLDINGS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39798	85-3448396
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2100 McKinney Avenue
Suite 1250
Dallas, Texas	75201
(Address of principal executive offices)	(Zip code)

(214) 979-6100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
SAILSM (Stakeholder Aligned Initial Listing) securities, each consisting of one share of Class A Common Stock, $0.0001 par value, and one-fourth of one redeemable warrant	CBAH.U	New York Stock Exchange
Class A Common Stock included as part of the SAILSM securities	CBAH	New York Stock Exchange
Warrants included as part of the SAILSM securities, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.00	CBAH WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

CBRE Acquisition Holdings, Inc. (the “CBAH” or the “Company”) previously announced its planned business combination with Altus Power, Inc. (“Altus”).

Item 8.01. Other Events

On August 25, 2021, Altus acquired a 79 megawatt portfolio of solar projects operating across seven U.S. states from private equity funds managed by True Green Capital Management, LLC. The portfolio of projects acquired by Altus (the “True Green Entities”) were held by TGCOP HoldCo, LLC.

As Exhibit 99.1 hereto CBAH is filing the audited financial statements of TGCOP HoldCo, LLC for the year ended December 31, 2020. As Exhibit 99.2 hereto CBAH is filing the unaudited financial statements of TGCOP HoldCo, LLC for the six months ended June 30, 2021. As Exhibit 99.3 hereto CBAH is filing the unaudited pro forma condensed combined financial information of the Company, Altus, the Solar Project Companies (as defined in the Registration Statement (as defined below)), and the True Green Entities, as adjusted to give effect to the Business Combination (as defined below), the Solar Acquisition (as defined in the Registration Statement), the acquisition of the True Green Entities by Altus, and related transactions as of and for the six months ended June 30, 2021 and for the year ended December 31, 2020 (the “pro forma financial information”). Included in the financial statements of TGCOP HoldCo, LLC are certain solar asset portfolios and solar panel inventory which were not acquired by Altus. The private equity funds of True Green Capital Management, LLC have qualified as investment companies pursuant to Accounting Standards Codification Topic 946, Financial Services—Investment Companies, and as a result, the financial statements for the True Green Entities are presented using specialized accounting methods applicable to investment companies. In accordance with investment-company accounting methods, the investments of the True Green Entities are reflected at fair value as opposed to historical cost less accumulated depreciation and impairments, if any. In addition, the True Green Entities’ statements of operations do not reflect revenues, expenses or other income from operations underlying the investments. Instead, the statements of operations reflect the change in fair value of the True Green Entities’ investments, whether realized or unrealized. Distributions from investments are recorded as dividend income when the distribution is from estimated taxable earnings and profits and as a return of capital when the distribution is in excess of estimated taxable earnings and profits. As the True Green Entities acquired by Altus will no longer be held by funds that qualify for investment-company accounting, the solar projects following the acquisition of the True Green Entities will be accounted for using accounting policies and methods consistent with that of Altus.

The pro forma financial information included in this Current Report on Form 8-K has been presented for informational purposes only. It does not purport to represent the actual results of operations that CBAH, Altus, the Solar Project Companies and the True Green Entities would have achieved had CBAH, Altus, the Solar Project Companies and the True Green Entities been combined during the periods presented in the pro forma financial information and is not intended to project the future results of operations that may be achieved following Altus’s acquisition of the True Green Entities.

The purpose of this Current Report on Form 8-K is to, among other things, file the pro forma financial information and the financial statements of TGCOP HoldCo, LLC discussed above, and to allow such financial information to be incorporated by reference into the Company’s registration statements filed with the Securities and Exchange Commission.

Additional Information

In connection with the Business Combination (as defined below), CBAH filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2021, a definitive proxy statement for the stockholders of CBAH that also constitutes a prospectus with respect to the shares of CBAH common stock to be offered and sold to the stockholders of Altus. CBAH has also filed registration statement on Form S-4 (the “Registration Statement”) relating to the Business Combination that was declared effective by the SEC on November 5, 2021. CBAH urges investors, stockholders and other interested persons to read the proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about CBAH, Altus and the Business Combination. The definitive proxy statement/prospectus has been mailed to stockholders of CBAH as of the record date for voting on the Business Combination. Stockholders are also be able to obtain a copy of the proxy statement/prospectus, without charge by directing a request to: CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201. The definitive proxy statement/prospectus can also be obtained, without charge, at the SEC’s website (www.sec.gov).

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the planned business combination between Altus and CBAH (the “Business Combination”) and the other transactions contemplated by the business combination agreement entered into by Altus and CBAH (the “Business Combination Agreement”) and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

CBAH, Altus and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the Business Combination. CBAH and Altus urge investors, stockholders and other interested persons to read the Registration Statement and the definitive proxy statement/prospectus and exhibits thereto, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about Altus, CBAH and the Business Combination. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in the Registration Statement and the definitive proxy statement/prospectus.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

The audited financial statements of TGCOP HoldCo, LLC for the year ended December 31, 2020, and the notes to such financial statements, are filed hereto as Exhibit 99.1. The unaudited financial statements of TGCOP HoldCo, LLC for the six months ended June 30, 2021, and the notes to such financial statements, are filed as Exhibit 99.2 hereto.

(b) Pro forma financial information.

The pro forma financial information, and the notes to the pro forma financial information, all giving effect to the acquisition by Altus of the True Green Entities, are filed herewith as Exhibit 99.3.

(d) Exhibits

Exhibit Number	Description

23.1	Consent of KPMG LLP

99.1	Audited financial statements of TGCOP HoldCo, LLC for the year ended December 31, 2020, and the accompanying notes thereto.

99.2	Unaudited Financial Statements of TGCOP HoldCo, LLC for the six months ended June 30, 2021, and the accompanying notes thereto.

99.3	Unaudited Pro Forma Condensed Combined Financial Information of CBRE Acquisition Holdings, Inc., Altus Power, Inc., the Solar Project Companies, and the True Green Entities as of and for the six months ended June 30, 2021 and for the year ended December 31, 2020, and the accompanying notes thereto.

104	The cover page from this Current Report on Form 8-K, formatted in iXBRL (Inline Extensible Business Reporting Language).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: November 10, 2021

CBRE ACQUISITION HOLDINGS, INC.

By:	/s/ Cash J. Smith
Name:	Cash J. Smith
Title:	Chief Financial Officer

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement (No. 333-258700) on Form S-4 of CBRE Acquisition Holdings, Inc. of our report dated October 26, 2021 with respect to the financial statements of TGCOP HoldCo, LLC, which report appears in the Form 8-K of CBRE Acquisition Holdings, Inc. dated November 10, 2021.

/s/ KPMG LLP

New York, New York

November 10, 2021

Exhibit 99.1

TGCOP HoldCo, LLC

(A Delaware Limited Liability Company)

Financial Statements

December 31, 2020

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Table of Contents

December 31, 2020

KPMG LLP

345 Park Avenue

New York, NY 10154-0102

Independent Auditors’ Report

To the Member of

TGCOP HoldCo, LLC:

We have audited the accompanying financial statements of TGCOP HoldCo, LLC, which comprise the statement of assets, liabilities, and member’s capital, including the schedule of investments, as of December 31, 2020, and the related statements of operations, changes in member’s capital, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TGCOP HoldCo, LLC as of December 31, 2020, and the results of its operations, changes in its member’s capital, and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, NY

October 26, 2021

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Statement of Assets, Liabilities and Member’s Capital

December 31, 2020

Assets
Investments in private operating companies, at fair value (cost of $68,776,302)	$162,409,845
Cash and cash equivalents	—

Total assets	$162,409,845

Liabilities and Member’s Capital
Liabilities
Other liabilities	$—

Total liabilities	—
Member’s Capital	162,409,845

Total Liabilities and Member’s Capital	$162,409,845

The accompanying notes are an integral part of these financial statements

2

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Schedule of Investments

December 31, 2020

Investment	Cost **	Fair Value	Fair Value Percentage *
Investments in private operating companies, at fair value
Solar Energy - United States (100%)
WR-TGC Solar Generation XVI, LLC	$428,329	$520,620	0.32%
WR-TGC Solar Generation IX, LLC	2,866,643	5,316,386	3.27
TGC Tolland Holdings, LLC	549,353	1,973,496	1.22
TGCOP Operating Holdings Pledgor I, LLC	54,481,240	122,382,464	75.35
TGCOP Operating Holdings Pledgor II, LLC	9,996,594	31,762,736	19.56
Solar equipment
United States (100%)
Solar panel inventory	454,143	454,143	0.28

Total Investments, at fair value	$68,776,302	$162,409,845	100.00%

*	Percentages are based on Member’s capital
**	Cost is net of distributions

The accompanying notes are an integral part of these financial statements

3

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Statement of Operations

Year Ended December 31, 2020

Income:
Interest income	$—

Total income	—
Expenses:
Professional fees	—
Insurance Fees	—
Accounting expense	—
Other expenses	—

Total expenses	—
Net investment gain/(loss)	—
Net realized loss	—
Net change in unrealized gain	2,016,043

Net realized and unrealized gain on investments	2,016,043
Net increase in member’s capital resulting from operations	$2,016,043

The accompanying notes are an integral part of these financial statements

4

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Statement of Changes in Member’s Capital

Year Ended December 31, 2020

Member
Member’s Capital, December 31, 2019	173,261,421
Capital contributions	2,446,928
Capital distributions	(15,314,547)
Net increase in Member’s capital resulting from operations	2,016,043

Member’s Capital, December 31, 2020	162,409,845

The accompanying notes are an integral part of these financial statements

5

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Statement of Cash Flows

Year Ended December 31, 2020

Cash flows from operating activities:
Net increase in Member’s capital resulting from operations	2,016,043
Adjustments to reconcile net increase in member’s capital resulting from operations to net cash provided by operating activities
Funding for construction of private operating companies	—
Return of cash from private operating companies	—
Net change in unrealized gain	(2,016,043)
Increase in other assets	—
Decrease in accrued professional fees	—
Increase in other liabilities	—

Net cash provided by operating activities	—

Cash flows from financing activities:
Capital contributions	—
Capital distributions	—

Net cash used in financing activities	—

Net decrease in cash and cash equivalents	—
Cash and cash equivalents
Beginning of year, December 31, 2019	—

End of year, December 31, 2020	$—

Significant non-cash transactions
Non-cash contributions made by Member and funding for operating companies (Note 4)	$2,446,928
Non-cash distributions to Member and return of cash from operating companies (Note 4)	$(15,314,547)

The accompanying notes are an integral part of these financial statements

6

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2020

Note 1 – Nature of Business

TGCOP HoldCo, LLC (the “Company”) was organized as a Delaware Liability Company pursuant to a Limited Liability Agreement effective October 16, 2019 (the “LLC Agreement”) pursuant to and in accordance with the Delaware Limited Liability Company Act, as amended from time to time (the “Act”). The Company shall dissolve and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member, (ii) at any time where there are no members of the Company unless the Company is continued in accordance with the Act or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

The sole member of the Company is True Green Capital Opportunity Partnership, LP (the “Member”). Management of the Company shall be vested in the Member, which is responsible for investing and reinvesting the assets of the Company. The Member has designated four natural persons who are employees or agents of the Company as officers of the Company (the “Officers”).

The principal purpose of the Company is to maximize capital appreciation by engaging in all activities and transactions as the Officers may deem necessary or advisable in connection therewith. The Company’s objective is to generate stable, risk-adjusted returns for investors by constructing a portfolio of high-quality, low-cost solar energy assets that will deliver consistent yields and capital appreciation. Substantially all of the Company’s activities are carried out through two wholly-owned entities, TGCOP Operating Holdings Pledgor I, LLC and TGCOP Operating Holdings Pledgor II, LLC, who in turn collectively wholly-own TGCOP Operating Holdings I, LLC and TGCOP Operating Holdings II, LLC, respectively, (the “Operating Companies”), who have the same objective as the Company. Three operating assets, WR-TGC Solar Generation XVI, LLC, WR-TGC Solar Generation IX, LLC, and TGC Tolland, LLC, were held directly by the Company, as shown on the Schedule of Investments. The manager of the Operating Companies is the Member, which is responsible for investing and reinvesting the assets of the Company.

Capitalized terms are as defined in the LLC Agreement unless otherwise defined herein.

Note 2 – Summary of Significant Accounting Policies

The accompanying financial statements have been presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company is an investment company and follows the accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic (“ASC”) 946. All amounts are stated in U.S. dollars.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash, short-term, highly liquid investments with maturities of 90 days or less from their original purchase date, and investment in certain money market funds. At December 31, 2020, the Company had no cash balances.

Valuation of Investments in Private Operating Companies

The Company’s portfolio investments are carried at fair value as determined by the Manager, based on discounted cash flow models using market inputs, or by reference to values provided by the Member.

The Company is under no compulsion to dispose of its portfolio investments, which are made with the expectation of a substantial holding period; therefore, the estimated values, as determined above, may not reflect amounts that could be realized upon immediate sale, or amounts that ultimately may be realized.

7

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2020

Note 2 – Significant Accounting Policies (Continued)

Investment Transactions

Investment transactions are accounted for on a trade-date basis. Investment transactions, which are subject to certain contractual terms and conditions, are reflected in the Company’s financial statements when such terms and conditions have been satisfied.

Realized gains and losses are calculated based upon the difference between proceeds and cost basis. Unrealized gains and losses resulting from recording investments at fair value are included in the statement of operations. Interest income and expense is recognized on the accrual basis of accounting.

Income from Private Operating Companies Investments

Distributions received or receivable from private operating companies are evaluated by the Officers to determine if the distribution is income or a return of capital. Generally, income is not recorded unless the Officers has declared the distribution, there is cash available to make the distribution and there are accumulated earnings in excess of the amount recorded as income. Distributions classified as a return of capital are a reduction in the cost basis of the investment.

Income Taxes

The Company is not subject to federal or state income taxes and no provision for federal or state income taxes is made in the statement of assets, liabilities and member’s capital. The operating results of the Company are included in the member’s income tax return. The Company evaluates the uncertainties of tax positions taken or expected to be taken based on the probability of whether it is more likely than not the positions will be sustained upon audit by applicable tax authorities, based on technical merit for open tax years.

The Company’s policy, if necessary, is to account for interest and penalties related to uncertain tax positions as a component of the income tax provision. The Company assessed its tax position for open federal and local tax years of 2019. The Company does not have any uncertain tax positions to be recognized or disclosed as of December 31, 2020.

Allocation of Profits and Losses

The Company’s profits and losses are allocated in a manner such that the Member’s capital account would be distributed as described in Note 4, assuming dissolution of the Company.

Note 3 – Investments, at fair value

Investments in Private Operating Companies:

Investments in private operating companies are through LLC interests in the companies. Either the transaction price (excluding transaction costs), or the total construction cost is typically the Company’s best estimate of fair value at the time of acquisition or completion of construction. At each subsequent measurement date, the Manager determines the valuation of each investment and records adjustments as necessary to reflect the expected exit value of the investment under current market conditions. Ongoing reviews by the Member are based on an assessment of the type of investment, the stage in the lifecycle of the private operating company, and of trends in the performance and credit profile of each private operating company as of the measurement date.

When observable inputs are not available for the Company’s investments, the fair value at the measurement date is determined using the income approach or the market approach. The income approach measures the present value of anticipated future economic benefits (i.e. net cash flows). The estimated net cash flows are forecast over the expected remaining economic life and discounted to present value using a discount rate commensurate with the level of risk associated with the expected cash flows. The market approach consists of utilizing observable market data (e.g., current trading and/or acquisitions multiples) of comparable companies and applying the data to key financial metrics of the portfolio company. The comparability (as measured by size, growth profile, and geographic concentration, amount other factors) of the identified set of comparable companies to the portfolio company is considered in the application of the market approach. As of December 31, 2020, the Member valued the Company’s LLC interests in operating companies at the bid price received from a potential purchaser who is currently performing due diligence on the portfolio of assets.

8

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2020

Note 3 – Investments, at fair value (continued)

In accordance with the authoritative guidance on fair value measurements and disclosures under U.S. GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1	Valuation based on inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2	Valuation based on inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3	Valuation based on inputs that are unobservable and significant to the overall fair value measurement

	Level 1	Level 2	Level 3	Total
All Investments
Private operating companies	$—	$—	$161,955,702	$161,955,702
Solar panel inventory	—	—	454,143	454,143

Investments at Fair Value - December 31, 2020	$—	$—	$162,409,845	$162,409,845

The following table presents changes in assets classifies in Level 3 to the fair value hierarchy during the year ended December 31, 2020 attributable to the following:

Partnership LLC interests
Funding for operating costs of private operating companies	2,446,928
Non-cash distribution from private operating companies	(15,314,547)
Transfers into Level 3	—
Transfers out of Level 3	—

The following table summarizes the quantitative information about Level 3 fair value measurements of investments, all of which were investments in private operating companies as of December 31, 2020. The table below is not intended to be all-inclusive, but instead summarizes the significant unobservable inputs relevant to the determination of Level 3 fair values.

Fair Value at December 31, 2020	Valuation Technique	Unobservable Inputs	Ranges	Weighted Average
$161,955,702	Sale Bid	N/A	N/A	N/A
$454,143	See Note 8	N/A	N/A	N/A

The extent by which each of these inputs could affect the fair value measurement depends on additional factors such as the timing of the relevant variable to which these inputs are applied.

9

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2020

Note 3 – Investments, at fair value (continued)

The investments within the Operating Companies cannot be redeemed. As of December 31, 2020, through TGCOP Operating Holdings Pledgor I, LLC, the following investments were held within TGCOP Operating Holdings I, LLC:

Investment	Fair Value	Fair Value Percentage *
Investments in private operating companies, at fair value
Solar Energy - United States (100%)
TGC Hunt LLC	$12,643,128	7.78%
TGC Florence LLC	16,993,076	10.46
TGC Brimfield LLC	22,823,818	14.05
TGC NJ Portfolio II	10,773,862	6.63
TGC Adams LLC	13,346,864	8.22
Northpark Solar, LLC	29,139,492	17.94
TGC Hubbardston, LLC	3,341,945	2.06
Augusta Solar Farm, LLC	9,194,756	5.66
TGC 1 LLC - WR-TGC IV Holdings A, LLC	24,945,574	15.36
TGC 1 LLC - WR-TGC XXXV Holdings A, LLC	5,856,277	3.61
TGC 1 LLC - Other	15,852,067	9.76

Total investments in private operating companies	164,910,859	101.53

United States (100%)
Derivative contracts, interest rate swaps	(3,376,329)	(2.08)

Total investments, at fair value	$161,534,530	99.45%

*	Percentages are based on member’s capital

As of December 31, 2020, TGCOP Operating Holdings I, LLC held a Note with a balance of $43,268,783 with an interest rate of three month LIBOR plus 150 basis points, and maturity of March 15, 2025.

TGCOP Operating Holdings I, LLC utilizes interest rate swap agreements to hedge interest rate risk on variable rate debt. The entity had the following interest rate swap agreements at December 31, 2020:

Primary underlying risk	Notional Principal	Fixed Rate	Derivative Liability
Interest rate
Interest rate swaps	$49,671,770	1.09% to 3.15%	$(3,376,329)

Notional principal amount at December 31, 2020 is representative of volume held throughout the year with maturities ranging from March 31, 2021 to December 31, 2041.

10

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2020

Note 3 – Investments, at fair value (continued)

As of December 31, 2020, through TGCOP Operating Holdings Pledgor II, LLC, the following investments were held within TGCOP Operating Holdings II, LLC:

Investment	Fair Value	Fair Value Percentage *
Investments in private operating companies, at fair value
Solar Energy - United States (100%)
29 Freight House Solar LLC	$1,203,582	0.74%
126 Grove Solar LLC	6,613,613	4.07
TGC Idaho Portfolio 2 LLC	41,395,961	25.49
TGC Elizabeth Drive (Chester) Holdings LLC	5,467,733	3.37
17 Shepard Solar LLC	2,493,821	1.54
Soltas Smyrna LLC	1,744,306	1.07
TGC Brownstone LLC	1,225,393	0.75
15 Union Solar LLC	1,759,841	1.08
31 Water Solar LLC	1,387,843	0.85

Total investments in private operating companies	63,292,093	38.96

United States (100%)
Derivative contracts, interest rate swaps	(6,412,313)	(3.95)

Total investments, at fair value	$56,879,780	35.01%

*	Percentages are based on member’s capital

As of December 31, 2020, TGCOP Operating Holdings II, LLC held a Note with a balance of $31,600,876 with an interest rate of three month LIBOR plus 150 basis points, and maturity of March 14, 2025.

TGCOP Operating Holdings II, LLC utilizes interest rate swap agreements to hedge interest rate risk on variable rate debt. The entity had the following interest rate swap agreements at December 31, 2020:

Primary underlying risk	Notional Principal	Fixed Rate	Derivative Liability
Interest rate
Interest rate swaps	$57,295,379	1.14% to 3.22%	$(6,412,313)

Notional principal amount at December 31, 2020 is representative of volume held throughout the year with maturities ranging from December 31, 2024 to December 31, 2041.

11

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2020

Note 4 – Member’s Capital

During the year the Company received contributions of $2,446,928 and made distributions of $15,314,547 to the Member. All the Company’s profits and losses are allocated solely to the Member.

Note 5 – Risks and Uncertainties

An investment in the Company involves significant risks, including liquidity risk, non-diversification risk and economic risk that should be carefully considered prior to investing and such investment should only be considered by persons financially able to maintain their investment and who can afford a loss of a substantial part or all of such investment.

Liquidity Risk

Transfer of the Member’s interest is subject to significant restrictions. Because of these restrictions and the absence of a public market, the Member may be unable to liquidate its investment even though the personal financial circumstances of the Member would make liquidation advisable or desirable.

The Member’s interest will not be readily acceptable as collateral for loans and is not permitted to be pledged as collateral for loans. Moreover, even if the Member were able to dispose of its Membership interest, adverse tax consequences could result.

Non diversification Risk

Because the Company concentrates its investments in one industry, the Company may be subject to greater investment risk as companies engaged in similar businesses are more likely to be similarly affected by any adverse market conditions and other adverse industry-specific factors.

Economic Risk

The Company’s investments expose the Member to a range of potential economic risks that could have an adverse effect on the Company. These may include, but are not limited to, declines in economic growth, inflation, deflation, taxation, governmental restrictions, and/or adverse regulation.

Covid-19 Risk

Certain impacts from the COVID-19 outbreak may have a significant negative impact on the Company’s operations and performance. These circumstances may continue for an extended period of time, and may have an adverse impact on economic and market conditions. The ultimate economic fallout from the pandemic, and the long-term impact on economies, markets, industries and individual companies, are not known. The extent of the impact to the financial performance and the operations of the Company’s will depend on future developments, which are highly uncertain and cannot be predicted.

Note 6 – Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

12

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2020

Note 7 – Financial Highlights

Financial highlights for the year ended December 31, 2020 are presented below. The financial highlights are calculated for the Member.

Net investment loss ratio (1)	0.00%
Expense ratio (1)	0.00%
Gross IRR through December 31, 2019 (2)	147.69%
Gross IRR through December 31, 2020 (2)	18.64%

(1)	The net investment loss and expense ratios are computed using weighted average Member’s capital for the period.
(2)	Gross IRR is presented for the Member and was computed based on the actual dates that capital contributions and distributions were made and capital balances.

Note 8 – Solar Panel Inventory

As of December 31, 2020, the Company had 1,400 solar panels (230 watts per panel) as spare parts inventory, the panels are stored in a third-party warehouse. As of December 31, 2020, the panels were valued at 30 cents per watt, with a fair value of $96,600, and an additional 6,510 solar panels (230 watts per panel) purchased from TGC 1 Corp in 2018 for $357,543.

Note 9 – Related Party Transactions

There were no related party transactions during the year. The Member is responsible for all Company level expenses.

Note 10 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition and/or disclosure through October 26, 2021, the date the financial statements were available to be issued.

On June 30, 2021 the Company made a distribution of approximately $3 million to the Member. On August 25, 2021 the Company was sold in a private market transaction. Substantially all of the assets and liabilities of the underlying Operating Companies owned by the Company were sold for net proceeds of approximately $139 million. The underlying assets not purchased were assigned back to the Member prior to the private market transaction. On August 27, 2021 the Member received approximately $137 million in net proceeds, with the remaining amount held in Escrow.

There were no other significant subsequent events that require recognition or disclosure.

13

Exhibit 99.2

TGCOP HoldCo, LLC

(A Delaware Limited Liability Company)

Financial Statements Unaudited

June 30, 2021

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Table of Contents

June 30, 2021

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Statement of Assets, Liabilities and Member’s Capital (Unaudited)

June 30, 2021

Assets
Investments in private operating companies, at fair value (cost of $65,584,043)	$157,870,684
Cash and cash equivalents	—

Total assets	$157,870,684

Liabilities and Member’s Capital
Liabilities
Other liabilities	$—

Total liabilities	—
Member’s Capital	157,870,684

Total Liabilities and Member’s Capital	$157,870,084

The accompanying notes are an integral part of these unaudited financial statements

2

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Schedule of Investments (Unaudited)

June 30, 2021

Investment	Cost **	Fair Value	Fair Value Percentage *
Investments in private operating companies, at fair value
Solar Energy - United States (100%)
WR-TGC Solar Generation XVI, LLC	$428,329	$499,244	0.32%
W R-TGC Solar Generation IX, LLC	2,866,643	5,189,860	3.29
TGC Tolland Holdings, LLC	584,817	1,802,930	1.14
TGCOP Operating Holdings Pledgor I, LLC	51,253,517	123,017,306	77.92
TGCOP Operating Holdings Pledgor II, LLC	9,996,594	26,907,201	17.04
Solar equipment
United States (100%)
Solar panel inventory	454,143	454,143	0.29

Total Investments, at fair value	$65,584,043	$157,870,684	100.00%

*	Percentages are based on Member’s capital
**	Cost is net of distributions

The accompanying notes are an integral part of these unaudited financial statements

3

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Statement of Operations (Unaudited)

Six Months Ended June 30, 2021

Income:
Interest income	$—

Total income	—
Expenses:
Professional fees	—
Insurance Fees	—
Accounting expense	—
Other expenses	—

Total expenses	—
Net investment gain/(loss)	—
Net realized loss	—
Net change in unrealized gain	(1,346,902)

Net realized and unrealized loss on investments	(1,346,902)
Net decrease in member’s capital resulting from operations	$(1,346,902)

The accompanying notes are an integral part of these unaudited financial statements

4

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Statement of Changes in Member’s Capital (Unaudited)

Six Months Ended June 30, 2021

Member
Member’s Capital, December 31, 2020	162,409,845
Capital contributions	35,464
Capital distributions	(3,227,723)
Net decrease in Member’s capital resulting from operations	(1,346,902)

Member’s Capital, June 30, 2021	157,870,684

The accompanying notes are an integral part of these unaudited financial statements

5

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Statement of Cash Flows (Unaudited)

Six Months Ended June 30, 2021

Cash flows from operating activities:
Net decrease in Member’s capital resulting from operations	(1,346,902)
to net cash provided by operating activities
Funding for construction of private operating companies	—
Return of cash from private operating companies	—
Net change in unrealized gain	1,346,902
Increase in other assets	—
Decrease in accrued professional fees	—
Increase in other liabilities	—

Net cash provided by operating activities	—

Cash flows from financing activities:
Capital contributions	—
Capital distributions	—

Net cash used in financing activities	—

Net decrease in cash and cash equivalents	—
Cash and cash equivalents
Beginning of year, December 31, 2020	—

End of Six Months, June 30, 2021	$—

Significant non-cash transactions
Non-cash contributions made by Member and funding for operating companies (Note 4)	$35,464
Non-cash distributions to Member and return of cash from operating companies (Note 4)	$(3,227,723)

The accompanying notes are an integral part of these unaudited financial statements

6

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Notes to Financial Statements (Unaudited)

June 30, 2021

Note 1 – Nature of Business

TGCOP HoldCo, LLC (the “Company”) was organized as a Delaware Liability Company pursuant to a Limited Liability Agreement effective October 16, 2019 (the “LLC Agreement”) pursuant to and in accordance with the Delaware Limited Liability Company Act, as amended from time to time (the “Act”). The Company shall dissolve and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member, (ii) at any time where there are no members of the Company unless the Company is continued in accordance with the Act or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

The sole member of the Company is True Green Capital Opportunity Partnership, LP (the “Member”). Management of the Company shall be vested in the Member, which is responsible for investing and reinvesting the assets of the Company. The Member has designated four natural persons who are employees or agents of the Company as officers of the Company (the “Officers”).

The principal purpose of the Company is to maximize capital appreciation by engaging in all activities and transactions as the Officers may deem necessary or advisable in connection therewith. The Company’s objective is to generate stable, risk-adjusted returns for investors by constructing a portfolio of high-quality, low-cost solar energy assets that will deliver consistent yields and capital appreciation. Substantially all of the Company’s activities are carried out through two wholly-owned entities, TGCOP Operating Holdings Pledgor I, LLC and TGCOP Operating Holdings Pledgor II, LLC, who in turn collectively wholly-own TGCOP Operating Holdings I, LLC and TGCOP Operating Holdings II, LLC, respectively, (the “Operating Companies”), who have the same objective as the Company. Three operating assets, WR-TGC Solar Generation XVI, LLC, WR-TGC Solar Generation IX, LLC, and TGC Tolland, LLC, were held directly by the Company, as shown on the Schedule of Investments. The manager of the Operating Companies is the Member, which is responsible for investing and reinvesting the assets of the Company.

Capitalized terms are as defined in the LLC Agreement unless otherwise defined herein.

Note 2 – Summary of Significant Accounting Policies

The accompanying financial statements have been presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company is an investment company and follows the accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic (“ASC”) 946. All amounts are stated in U.S. dollars.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash, short-term, highly liquid investments with maturities of 90 days or less from their original purchase date, and investment in certain money market funds. At June 30, 2021, the Company had no cash balances.

Valuation of Investments in Private Operating Companies

The Company’s portfolio investments are carried at fair value as determined by the Manager, based on discounted cash flow models using market inputs, or by reference to values provided by the Member.

The Company is under no compulsion to dispose of its portfolio investments, which are made with the expectation of a substantial holding period; therefore, the estimated values, as determined above, may not reflect amounts that could be realized upon immediate sale, or amounts that ultimately may be realized.

7

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Notes to Financial Statements (Unaudited)

June 30, 2021

Note 2 – Significant Accounting Policies (Continued)

Investment Transactions

Investment transactions are accounted for on a trade-date basis. Investment transactions, which are subject to certain contractual terms and conditions, are reflected in the Company’s financial statements when such terms and conditions have been satisfied.

Realized gains and losses are calculated based upon the difference between proceeds and cost basis. Unrealized gains and losses resulting from recording investments at fair value are included in the statement of operations. Interest income and expense is recognized on the accrual basis of accounting.

Income from Private Operating Companies Investments

Distributions received or receivable from private operating companies are evaluated by the Officers to determine if the distribution is income or a return of capital. Generally, income is not recorded unless the Officers has declared the distribution, there is cash available to make the distribution and there are accumulated earnings in excess of the amount recorded as income. Distributions classified as a return of capital are a reduction in the cost basis of the investment.

Income Taxes

The Company is not subject to federal or state income taxes and no provision for federal or state income taxes is made in the statement of assets, liabilities and member’s capital. The operating results of the Company are included in the member’s income tax return. The Company evaluates the uncertainties of tax positions taken or expected to be taken based on the probability of whether it is more likely than not the positions will be sustained upon audit by applicable tax authorities, based on technical merit for open tax years.

The Company’s policy, if necessary, is to account for interest and penalties related to uncertain tax positions as a component of the income tax provision. The Company assessed its tax position for open federal and local tax years of 2020. The Company does not have any uncertain tax positions to be recognized or disclosed as of June 30, 2021.

Allocation of Profits and Losses

The Company’s profits and losses are allocated in a manner such that the Member’s capital account would be distributed as described in Note 4, assuming dissolution of the Company.

Note 3 – Investments, at fair value

Investments in Private Operating Companies:

Investments in private operating companies are through LLC interests in the companies. Either the transaction price (excluding transaction costs), or the total construction cost is typically the Company’s best estimate of fair value at the time of acquisition or completion of construction. At each subsequent measurement date, the Manager determines the valuation of each investment and records adjustments as necessary to reflect the expected exit value of the investment under current market conditions. Ongoing reviews by the Member are based on an assessment of the type of investment, the stage in the lifecycle of the private operating company, and of trends in the performance and credit profile of each private operating company as of the measurement date.

When observable inputs are not available for the Company’s investments, the fair value at the measurement date is determined using the income approach or the market approach. The income approach measures the present value of anticipated future economic benefits (i.e. net cash flows). The estimated net cash flows are forecast over the expected remaining economic life and discounted to present value using a discount rate commensurate with the level of risk associated with the expected cash flows. The market approach consists of utilizing observable market data (e.g., current trading and/or acquisitions multiples) of comparable companies and applying the data to key financial metrics of the portfolio company. The comparability (as measured by size, growth profile, and geographic concentration, amount other factors) of the identified set of comparable companies to the portfolio company is considered in the application of the market approach. As of June 30, 2021, the Member valued the Company’s LLC interests in operating companies at the bid price received from a potential purchaser who is currently performing due diligence on the portfolio of assets.

8

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Notes to Financial Statements (Unaudited)

June 30, 2021

Note 3 – Investments, at fair value (continued)

In accordance with the authoritative guidance on fair value measurements and disclosures under U.S. GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1	Valuation based on inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2	Valuation based on inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3	Valuation based on inputs that are unobservable and significant to the overall fair value measurement

	Level 1	Level 2	Level 3	Total
All Investments
Private operating companies	$—	$—	$157,416,541	$157,416,541
Solar panel inventory	—	—	454,143	454,143

Investments at Fair Value - June 30, 2021	$—	$—	$157,870,684	$157,870,684

The following table presents changes in assets classifies in Level 3 to the fair value hierarchy during the year ended June 30, 2021 attributable to the following:

Partnership LLC interests
Funding for operating costs of private operating companies	35,464
Non-cash distribution from private operating companies	(3,227,723)
Transfers into Level 3	—
Transfers out of Level 3	—

The following table summarizes the quantitative information about Level 3 fair value measurements of investments, all of which were investments in private operating companies as of June 30, 2021.The table below is not intended to be all-inclusive, but instead summarizes the significant unobservable inputs relevant to the determination of Level 3 fair values.

Fair Value at June 30, 2021	Valuation Technique	Unobservable Inputs	Ranges	Weighted Average
$157,416,541	Sale Bid	N/A	N/A	N/A
$454,143	See Note 8	N/A	N/A	N/A

The extent by which each of these inputs could affect the fair value measurement depends on additional factors such as the timing of the relevant variable to which these inputs are applied.

9

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Notes to Financial Statements (Unaudited)

June 30, 2021

Note 3 – Investments, at fair value (continued)

The investments within the Operating Companies cannot be redeemed. As of June 30, 2021, through TGCOP Operating Holdings Pledgor I, LLC, the following investments were held within TGCOP Operating Holdings I, LLC:

Investment	Fair Value	Fair Value Percentage *
Investments in private operating companies, at fair value
Solar Energy - United States (100%)
TGC Hunt LLC	$12,778,315	8.09%
TGC Florence LLC	16,420,608	10.40
TGC Brimfield LLC	23,070,692	14.61
TGC NJ Portfolio II	10,462,729	6.63
TGC Adams LLC	13,460,913	8.53
Northpark Solar, LLC	28,369,230	17.97
TGC Hubbardston, LLC	3,386,135	2.14
Augusta Solar Farm, LLC	8,780,545	5.56
TGC 1 LLC - WR-TGC IV Holdings A, LLC	24,190,783	15.32
TGC 1 LLC - WR-TGC XXXV Holdings A, LLC	5,707,754	3.62
TGC 1 LLC - Other	15,022,078	9.52

Total investments in private operating companies	161,649,782	102.39

United States (100%)
Derivative contracts, interest rate swaps	(2,409,793)	(1.53)

Total investments, at fair value	$159,239,990	100.86%

*	Percentages are based on member’s capital

As of June 30, 2021, TGCOP Operating Holdings I, LLC held a Note with a balance of $38,820,500 with an interest rate of three month LIBOR plus 150 basis points, and maturity of March 15, 2025.

TGCOP Operating Holdings I, LLC utilizes interest rate swap agreements to hedge interest rate risk on variable rate debt. The entity had the following interest rate swap agreements at June 30, 2021:

Primary underlying risk	Notional Principal	Fixed Rate	Derivative Liability
Interest rate
Interest rate swaps	$45,034,349	1.09% to 3.15%	$(2,409,793)

Notional principal amount at June 30, 2021 is representative of volume held throughout the year with maturities ranging from September 30, 2021 to December 31, 2041.

10

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Notes to Financial Statements (Unaudited)

June 30, 2021

Note 3 – Investments, at fair value (continued)

As of June 30, 2021, through TGCOP Operating Holdings Pledgor II, LLC, the following investments were held within TGCOP Operating Holdings II, LLC:

Investment	Fair Value	Fair Value Percentage *
Investments in private operating companies, at fair value
Solar Energy - United States (100%)
29 Freight House Solar LLC	$1,213,556	0.77%
126 Grove Solar LLC	6,862,387	4.35
TGC Idaho Portfolio 2 LLC	35,586,924	22.54
TGC Elizabeth Drive (Chester) Holdings LLC	5,301,647	3.36
17 Shepard Solar LLC	2,522,922	1.60
Soltas Smyrna LLC	1,675,450	1.06
TGC Brownstone LLC	1,241,098	0.79
15 Union Solar LLC	1,782,126	1.13
31 Water Solar LLC	1,380,933	0.87

Total investments in private operating companies	57,567,043	36.47

United States (100%)
Derivative contracts, interest rate swaps	(4,761,142)	(3.02)

Total investments, at fair value	$52,805,901	33.45%

*	Percentages are based on member’s capital

As of June 30, 2021, TGCOP Operating Holdings II, LLC held a Note with a balance of $30,699,418 with an interest rate of three month LIBOR plus 150 basis points, and maturity of March 14, 2025.

TGCOP Operating Holdings II, LLC utilizes interest rate swap agreements to hedge interest rate risk on variable rate debt. The entity had the following interest rate swap agreements at June 30, 2021:

Primary underlying risk	Notional Principal	Fixed Rate	Derivative Liability
Interest rate
Interest rate swaps	$56,393,922	1.09% to 3.15%	$(4,761,142)

Notional principal amount at June 30, 2021 is representative of volume held throughout the year with maturities ranging from December 31, 2024 to December 31, 2041.

11

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Notes to Financial Statements (Unaudited)

June 30, 2021

Note 4 – Member’s Capital

During the year the Company received contributions of $35,464 and made distributions of $3,227,723 to the Member. All the Company’s profits and losses are allocated solely to the Member.

Note 5 – Risks and Uncertainties

An investment in the Company involves significant risks, including liquidity risk, non-diversification risk and economic risk that should be carefully considered prior to investing and such investment should only be considered by persons financially able to maintain their investment and who can afford a loss of a substantial part or all of such investment.

Liquidity Risk

Transfer of the Member’s interest is subject to significant restrictions. Because of these restrictions and the absence of a public market, the Member may be unable to liquidate its investment even though the personal financial circumstances of the Member would make liquidation advisable or desirable.

The Member’s interest will not be readily acceptable as collateral for loans and is not permitted to be pledged as collateral for loans. Moreover, even if the Member were able to dispose of its Membership interest, adverse tax consequences could result.

Non diversification Risk

Because the Company concentrates its investments in one industry, the Company may be subject to greater investment risk as companies engaged in similar businesses are more likely to be similarly affected by any adverse market conditions and other adverse industry-specific factors.

Economic Risk

The Company’s investments expose the Member to a range of potential economic risks that could have an adverse effect on the Company. These may include, but are not limited to, declines in economic growth, inflation, deflation, taxation, governmental restrictions, and/or adverse regulation.

Covid-19 Risk

Certain impacts from the COVID-19 outbreak may have a significant negative impact on the Company’s operations and performance. These circumstances may continue for an extended period of time, and may have an adverse impact on economic and market conditions. The ultimate economic fallout from the pandemic, and the long-term impact on economies, markets, industries and individual companies, are not known. The extent of the impact to the financial performance and the operations of the Company’s will depend on future developments, which are highly uncertain and cannot be predicted.

Note 6 – Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

12

TGCOP HoldCo, LLC

(a Delaware Limited Liability Company)

Notes to Financial Statements (Unaudited)

June 30, 2021

Note 7 – Financial Highlights

Financial highlights for the year ended June 30, 2021 are presented below. The financial highlights are calculated for the Member.

Net investment loss ratio (1)	0.00%
Expense ratio (1)	0.00%
Gross IRR through December 31, 2020 (2)	18.64%
Gross IRR through June 30, 2021 (2)	12.56%

(1)	The net investment loss and expense ratios are computed using weighted average Member’s capital for the period.
(2)	Gross IRR is presented for the Member and was computed based on the actual dates that capital contributions and distributions were made and capital balances.

Note 8 – Solar Panel Inventory

As of June 30, 2021, the Company had 1,400 solar panels (230 watts per panel) as spare parts inventory, the panels are stored in a third-party warehouse. As of June 30, 2021, the panels were valued at 30 cents per watt, with a fair value of $96,600, and an additional 6,510 solar panels (230 watts per panel) purchased from TGC 1 Corp in 2018 for $357,543.

Note 9 – Related Party Transactions

There were no related party transactions during the year. The Member is responsible for all Company level expenses.

Note 10 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition and/or disclosure through November 10, 2021, the date the financial statements were available to be issued.

On August 25, 2021 the Company was sold in a private market transaction. Substantially all of the assets and liabilities of the underlying Operating Companies owned by the Company were sold for net proceeds of $139 million. The underlying assets not purchased were assigned back to the Member prior to the private market transaction. On August 27, 2021 the Member received $137 million in net proceeds, with the remaining amount held in Escrow.

There were no other significant subsequent events that require recognition or disclosure.

13

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in CBAH’s proxy statement/prospectus as filed on November 5, 2021(“CBAH’s proxy statement/prospectus”).

Introduction

CBAH is providing this unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Merger. The following unaudited pro forma condensed combined financial information presents the combination of the financial information of CBAH, Altus, the Solar Project Companies, and the True Green Entities, adjusted to give effect to the Merger, Solar Acquisition, TrueGreen Acquisition, and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

CBRE Acquisition Holdings, Inc.

CBAH is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or other similar business combination with one or more businesses. CBAH was incorporated as a Delaware corporation on October 13, 2020. On December 15, 2020, CBAH consummated its initial public offering of 40,250,000 SAILSM securities at $10.00 per unit, generating gross proceeds of $402.5 million. Each unit consists of one CBAH Class A common stock and one-fourth of one Redeemable Warrant (or 10,062,500 Redeemable Warrants in the aggregate). Simultaneously with the consummation of the CBAH IPO, CBAH completed the sale of 7,366,667 Private Placement Warrants at a purchase price of $1.50 per warrant to the Sponsor, generating gross proceeds of $11.1 million.

Of the $413.6 million in proceeds from the CBAH IPO and the sale of the Private Placement Warrants, $402.5 million was deposited in an interest-bearing U.S. based Trust Account (“Trust Account”). The funds in the Trust Account were invested only in specified U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations.

Altus Power, Inc.

Altus develops, owns, constructs and operates small-scale utility, commercial, industrial, public sector and community photovoltaic solar energy generation and storage systems for the purpose of producing and selling electricity to credit worthy counterparties under long-term offtake contracts. The solar energy facilities are owned by the Company in project specific limited liability companies. Refer to the section entitled “Information About Altus” for more information.

The Solar Project Companies

The Solar Project Companies is a homogenous portfolio of sixteen solar energy facilities structured as limited liability companies for the purpose of directly or indirectly investing in entities that acquire, own, develop, construct, manage, and operate commercial solar facilities in a manner that qualifies for investment tax credits pursuant to Section 48 of the Internal Revenue Services. On December 22, 2020, a wholly-owned subsidiary of Altus acquired the Solar Project Companies from a third-party seller. Altus accounted for the acquisition under the acquisition method of accounting for business combinations. Under the acquisition method, the purchase price was allocated to the assets acquired and liabilities assumed on December 22, 2020 based on their estimated fair value. The amounts of the Solar Project Companies’ operating activities for the period from December 22, 2020 through December 31, 2020 are included in Altus’s audited consolidated statement of operations for the year ended December 31, 2020. Refer to the Altus consolidated financial statements as of and for the year ended December 31, 2020 and the notes thereto included in CBAH’s proxy statement/prospectus for additional information on the acquisition.

The True Green Entities

The True Green Entities is a portfolio of 28 solar projects operating across seven U.S. states with a capacity of 79 MW. The True Green Entities were held by TGCOP HoldCo, LLC. On August 25, 2021, Altus acquired substantially all the assets of TGCOP HoldCo, LLC, excluding certain solar asset portfolio and solar panel inventory, from private equity funds managed by True Green Capital Management, LLC for total consideration of $197.4 million (“TrueGreen Acquisition”). Altus accounted for the acquisition under the acquisition method of accounting for business combinations. Under the acquisition method, the purchase price was allocated to the assets acquired and liabilities assumed on August 25, 2021 based on their estimated fair value. Refer to the audited and unaudited financial statements of TGCOP HoldCo, LLC included in this Current Report on Form 8-K for additional information of TGCOP HoldCo, LLC. Refer to the Carve Out Adjustments included in Note 5 to this unaudited pro forma condensed combined financial information for additional information on the solar asset portfolio and solar panel inventory that were not acquired by Altus.

The Merger and Related Agreements

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical balance sheet of CBAH; the historical balance sheet of Altus; and the historical statement of assets, liabilities and member’s capital of the True Green Entities, on a pro forma basis as if the Merger and related transactions, summarized below, had been consummated on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 combines the historical statement of operations of CBAH; the historical statement of operations of Altus; and the historical statement of operations of the True Green Entities, on a pro forma basis as if the Merger and related transactions, summarized below, had been consummated on January 1, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 combines the historical statement of operations of CBAH; the historical statement of operations of Altus; the historical statement of operations of the Solar Project Companies; and the historical statement of operations of the True Green Entities, on a pro forma basis as if the Merger and related transactions, summarized below, had been consummated on January 1, 2020.

•

The impacts of the reorganization of Altus resulting from the Business Combination Agreement, including (i) Holdings’ distribution of its interest in Altus Common Stock to certain profit interest holders in Holdings (“2021 PI Holders”), with such distributed shares subject to the same vesting condition that existed on the Holdings units which the 2021 PI Holders held; (ii) Holdings’ liquidation and distribution of its remaining interest in Altus Common Stock ratably to Blackstone and APAM, after which Holdings ceases to exist; (iii) APAM’s distribution of its interest in Altus Common Stock as restricted stock to APAM members that hold unvested APAM equity in redemption of such members’ unvested APAM equity; and (iv) APAM’s liquidation and distribution of its remaining interest in Altus Common Stock to APAM’s members, after which APAM ceases to exist;

•

the impacts of the Merger, including the merger of CBAH Merger Sub I, Inc., a wholly-owned subsidiary of CBAH, with and into Altus, with Altus surviving the merger as a wholly-owned subsidiary of CBAH; and the merger of CBAH Merger Sub II, LLC, a wholly-owned subsidiary of CBAH, with and into Altus, with CBAH Merger Sub II, LLC surviving the merger as a wholly-owned subsidiary of CBAH;

•	the payment of $276.8 million in cash to Altus Series A Redeemable Preferred Stockholders in exchange for the redemption of 290,000 shares of Altus Series A Redeemable Preferred Stock;

•

the issuance of equity to existing Altus common stockholders for a total of 90,000,000 shares of CBAH Class A common stock using an exchange ratio of 87,464 shares of CBAH Class A common stock for each share of Altus Common Stock;

•

the impact of the (i) Class B Letter Agreement and the surrender of 603,750 Alignment Shares held by the Sponsor and CBAH’s officers and directors, and (ii) the recognition of the Alignment Shares as liability-classified derivatives within the unaudited pro forma condensed combined balance sheet upon reassessment of their accounting classification after closing of the Merger;

•

the impact of the PIPE Subscription Agreements, including the proceeds of $275 million from the issuance of 27,500,000 shares of CBAH Class A common stock to investors, of which 7,100,000 shares will be issued to the Sponsor Parties, under the No Redemption Scenario;

•

the impact of the Sponsor Subscription Agreement, including the proceeds of $150 million from the issuance of 15,000,000 shares of CBAH Class A common stock pursuant to the Sponsor’s Backstop Commitment;

•	the impact of giving effect to the Solar Acquisition as if it occurred on January 1, 2020; and

•	the impact of giving effect to the TrueGreen Acquisition, including Altus’s issuance of debt and Series A redeemable preferred stock to finance the transaction as if it occurred on January 1, 2020.

The Merger will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, CBAH will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Merger will be treated as the equivalent of Altus issuing stock for the net assets of CBAH, accompanied by a recapitalization. The net assets of CBAH will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger will be those of Altus.

Altus has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the No Redemption Scenario and the Maximum Redemption Scenario:

•	Altus’s existing stockholders will have over 50% of the voting interest in the post-combination company;

•

the board of directors of the post-combination company will be comprised of one director designated by the holders of the CBAH Class B common stock (including the Sponsor), one director designated by Blackstone (an existing stockholder of Altus), one director designated by ValueAct Capital Management, L.P. and five additional directors to be determined by the existing Altus stockholders;

•

Altus’s management will hold all executive management roles (including the Chief Executive Officer and Chief Financial Officer, among others) of the post-combination company and will be responsible for the day-to-day operations;

•	the largest individual minority stockholder of the post-combination company will be an existing stockholder of Altus;

•	Altus has significantly more revenue-generating activities than CBAH, which are expected to comprise all of the activities conducted by the post-combination company; and

•	the objective of the Merger is to create an operating public company, with management continuing to use Altus’s platform and assets to grow the business under the name of Altus Power, Inc.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption by CBAH public stockholders of shares of CBAH Class A common stock for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account:

No Redemption Scenario: This presentation assumes that (a) 90,000,000 shares of CBAH Class A common stock are issued to existing Altus shareholders, (b) no public stockholders of CBAH exercise their redemption rights, and (c) 27,500,000 shares of CBAH Class A common stock are issued as part of the PIPE Investment. This scenario assumes that the 40,250,000 public shares remain outstanding upon the completion of the Merger.

Maximum Redemption Scenario: This presentation assumes that (a) 90,000,000 shares of CBAH Class A common stock are issued to existing Altus shareholders, (b) stockholders holding the 40,250,000 public shares will exercise their redemption rights for their pro rata share of the funds in the Trust Account, and (c) 42,500,000 shares of CBAH Class A common stock are issued as part of the PIPE Investment, including 15,000,000 additional shares of CBAH Class A common stock purchased by the Sponsor, the maximum number of additional shares that the Sponsor agreed to purchase pursuant to the Sponsor PIPE Subscription Agreement (“Backstop Commitment”). The Business Combination Agreement provides that consummating the Merger is conditioned on CBAH having net tangible assets of at least $5,000,001. In addition, the Business Combination Agreement includes as a condition to closing the Merger that, at the Closing, CBAH will have a minimum of $425.0 million in cash comprising (i) the cash held in the Trust Account after giving effect to CBAH Class A common stock redemptions and (ii) proceeds from the PIPE Investment, including any proceeds from the Sponsor’s Backstop Commitment. As the proceeds from the PIPE Investment and Backstop Commitment are expected to satisfy the minimum cash requirement, the total Trust Account balance of $402.5 million as of June 30, 2021 is reflected as being redeemed.

Description of the Merger

In connection with the Merger, 90,000,000 shares of CBAH Class A common stock valued at approximately $900 million will be issued to Altus stockholders based on the exchange ratio of approximately 87,464 shares of CBAH Class A common stock for each share of Altus Common Stock. The CBAH Class A common stock issued to Altus stockholders represents approximately 56.5% and 67.2% ownership in the combined company under the No Redemption Scenario and the Maximum Redemption Scenario, respectively.

As Altus has been determined to be the accounting acquirer in the Merger, the number and value of shares issued to Altus in conjunction with the Merger does not represent funding or consideration from an accounting standpoint. Instead, the change in Altus stockholders’ interest represents dilution of Altus stockholders’ interests resulting from the Altus issuance of stock in exchange for the net assets of CBAH.

As a result of the Merger, Altus stockholders are expected to relinquish 43.5% and 32.8% of their interest in Altus in exchange for Altus to receive approximately $678 million and $425 million in cash under the No Redemption Scenario and the Maximum Redemption Scenario, respectively.

The following summarizes the pro forma shares outstanding of the post-combination company under both the No Redemption and the Maximum Redemption Scenarios:

	No Redemption Scenario			Maximum Redemption Scenario
(in dollars, except share data)	Shares (1)	Ownership %	Voting Power % (2)	Shares (1)	Ownership %	Voting Power % (2)
Class A common stock
CBAH public shareholders (other than the PIPE Investors)	40,250,000	25.3%	25.8%	—	0.0%	0.0%
PIPE Investors (other than the Sponsor Parties)	20,400,000	12.8%	13.0%	20,400,000	15.2%	15.6%
Sponsor Parties (PIPE)	7,100,000	4.5%	4.5%	22,100,000	16.5%	16.9%
Current Altus Stockholders	90,000,000	56.5%	56.7%	90,000,000	67.2%	67.5%

Total Class A common stock	157,750,000	99.1%	100.0%	132,500,000	98.9%	100.0%
Class B common stock (Alignment Shares)
Sponsor Parties (3) (4)	1,352,400	0.8%	0.0%	1,352,400	1.0%	0.0%
Existing CBAH Directors (3) (4)	56,350	0.1%	0.0%	56,350	0.1%	0.0%

Total Class B common stock	1,408,750	0.9%	0.0%	1,408,750	1.1%	0.0%
Pro forma common stock at June 30, 2021	159,158,750	100.0%	100.0%	133,908,750	100.0%	100.0%

(1)

Excludes the shares of CBAH Class A common stock underlying Redeemable Warrants and Private Placement Warrants under both scenarios, as the warrants are not exercisable until the earlier of 30 days after the close of the Merger or one year from the closing of the IPO.

(2)

Excludes 1,671,320 shares of CBAH Class A restricted common stock that will be issued to holders of Altus Restricted Shares, as such unvested shares will not have voting rights. Excludes Alignment Shares designated as Class B common stock, as the shares will not include the right to vote on general matters submitted to holders of the common stock.

(3)

Reflects the number of Alignment Shares outstanding at the closing of the Merger after the surrender of 603,750 Alignment Shares pursuant to the Class B Letter Agreement. The Alignment Shares are expected to be accounted for as derivative liabilities after the close of the Merger. For additional information, refer to adjustment (M) within note 3 of the notes to the unaudited pro forma condensed combined financial information.

(4)

The Alignment Shares will convert into shares of Class A common stock over a measurement period of approximately seven years. The number of shares of Class A common stock issuable upon conversion over the seven-year measurement period is based on the performance of the post-combination company stock price, resulting in a possible range of 14,091 to 13,408,750 shares of Class A common stock under the No Redemption Scenario and 14,091 to 12,587,500 shares of Class A common stock under the Maximum Redemption Scenario. During the measurement period, all Alignment Shares will convert into Class A common stock and may dilute the ownership and voting interest of public stockholders, Altus stockholders, and PIPE Investors.

The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2021

(in thousands)

	As of June 30, 2021	As of June 30, 2021		As of June 30, 2021		No Redemption Scenario			Maximum Redemption Scenario
	CBRE Acquisition Holdings, Inc.	Altus Power, Inc.	TrueGreen Acquisition Transaction Accounting Adjustments (Refer to Note 5)	Altus Power, Inc. (Adjusted for the True Green Acquisition)	Reclassification Adjustments (Refer to Note 2)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
Assets:
Cash	$392	$29,863	$(458)	$29,405	$—	$402,511	(B)	$376,957	$150,000	(L)	$124,446
						(14,088	) (C)		(402,511	) (M)
						(276,829	) (F)
						275,000	(H)
						(8,680	) (I)
						(30,754	) (J)
Prepaid and other current assets	1,327	—	—	—	(1,327)			—	—		—
Current portion of restricted cash	—	883	4,118	5,001	—			5,001	—		5,001
Accounts receivable, net	—	9,588	3,420	13,008	—			13,008	—		13,008
Other current assets	—	6,992	—	6,992	1,327	(4,950	) (J)	3,369	—		3,369

Total current assets	1,719	47,326	7,080	54,406	—	342,210		398,335	(252,511)		145,824
Assets held in Trust Account	402,511	—	—	—	—	(402,511	) (B)	—	—		—
Restricted cash, noncurrent portion	—	1,404	—	1,404	—			1,404	—		1,404
Property, plant and equipment, net	—	522,247	201,150	723,397	—			723,397	—		723,397
Intangible assets, net	—	11,370	5,225	16,595	—			16,595	—		16,595
Goodwill			1,965	1,965				1,965			1,965
Other assets	—	3,746	510	4,256	—			4,256	—		4,256

Total assets	404,230	586,093	215,930	802,023	—	(60,301)		1,145,952	(252,511)		893,441

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2021

(in thousands)

	As of June 30, 2021	As of June 30, 2021		As of June 30, 2021		No Redemption Scenario			Maximum Redemption Scenario
	CBRE Acquisition Holdings, Inc.	Altus Power, Inc.	TrueGreen Acquisition Transaction Accounting Adjustments (Refer to Note 5)	Altus Power, Inc. (Adjusted for the True Green Acquisition)	Reclassification Adjustments (Refer to Note 2)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
Liabilities, redeemable noncontrolling interests, redeemable preferred stock and stockholder’s deficit
Due to related party	16	—		—	(16)			—	—		—
Franchise tax payable	100	—		—	—			100	—		100
Accrued expenses	2,186	—		—	(2,186)			—	—		—
Accounts payable	—	5,633	23	5,656	16			5,672	—		5,672
Interest payable	—	3,359		3,359	—			3,359	—		3,359
Purchase price payable	—	512	6,486	6,998	—			6,998	—		6,998
Current portion of long-term debt, net	—	33,944	3,160	37,104	—			37,104	—		37,104
Other current liabilities	—	4,121	—	4,121	2,186	(2,019	) (I)	1,478	—		1,478
				—		(2,810	) (J)

Total current liabilities	2,302	47,569	9,669	57,238	—	(4,829)		54,711	—		54,711
Deferred underwriting commission	14,088	—		—	—	(14,088	) (C)	—	—		—
Sponsor promissory note	1,100	—		—	—	(1,100	) (E)	—	—		—
Redeemable warrant liability	10,868	—		—	—	7,956	(D)	19,616	—		19,616
				—		792	(E)
Alignment shares liability	—	—		—	—	121,213	(N)	121,213	(7,922	) (N)	113,291
Long-term debt, net of current portion	—	364,779	125,020	489,799	—			489,799	—		489,799
Intangible liabilities, net	—	4,141	10,115	14,256	—			14,256	—		14,256
Asset retirement obligations	—	4,741	1,998	6,739	—			6,739	—		6,739
Deferred tax liability	—	12,070		12,070	—			12,070	—		12,070
Other long-term liabilities	—	4,879	935	5,814	—			5,814	—		5,814

Total liabilities	28,358	438,179	147,737	585,916	—	109,944		724,218	(7,922)		716,296

	As of June 30, 2021	As of June 30, 2021		As of June 30, 2021		No Redemption Scenario			Maximum Redemption Scenario
	CBRE Acquisition Holdings, Inc.	Altus Power, Inc.	TrueGreen Acquisition Transaction Accounting Adjustments (Refer to Note 5)	Altus Power, Inc. (Adjusted for the True Green Acquisition)	Reclassification Adjustments (Refer to Note 2)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
Commitments and contingent liabilities
Class A common stock subject to possible redemption	402,511	—		—	—	(402,511	) (A)	—			—
Redeemable noncontrolling interests	—	16,898		16,898	—			16,898			16,898
Series A redeemable preferred stock $0.01 par value	—	204,918	64,566	269,484	—	(269,484	) (F)	—			—
				—
Stockholders’ deficit				—
Preferred stock, $0.0001 par value	—	—		—	—			—			—
Class A common stock, $0.0001 par value	—	—		—	—	4	(A)	16	2	(L)	13
				—		9	(G)		(5	) (M)
				—		3	(H)
Class B common stock, $0.0001 par value	—	—		—	—	—	(N)	—			—
Common stock $1.00 par value	—	1	—	1	—	(1	) (G)	—			—
Additional paid-in capital	—	2,110	—	2,110	—	402,507	(A)	484,551	149,998	(L)	239,965
				—		(7,956	) (D)		(402,506	) (M)
				—		(8	) (G)
				—		274,997	(H)
				—		(32,894	) (J)
				—		(32,992	) (K)
				—		(121,213	) (N)		7,922	(N)
Accumulated deficit	(26,639)	(90,580)	(688)	(91,268)	—	308	(E)	(98,613)	—		(98,613)
						(7,345	) (F)
						(6,661	) (I)
						32,992	(K)

Total stockholders’ equity (deficit)	(26,639)	(88,469)	(688)	(89,157)	—	501,750		385,954	(244,589)		141,365
Noncontrolling interests in subsidiaries	—	14,567	4,315	18,882	—			18,882			18,882

Total equity (deficit)	(26,639)	(73,902)	3,627	(70,275)	—	501,750		404,836	(244,589)		160,247

Total liabilities, redeemable noncontrolling interests, redeemable preferred stock and deficit	$404,230	$586,093	$215,930	$802,023	$—	$(60,301)		$1,145,952	$(252,511)		$893,441

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(in thousands, except share and per share data)

	For the six months ended June 30, 2021			For the six months ended June 30, 2021		No Redemption Scenario			Maximum Redemption Scenario
	CBRE Acquisition Holdings, Inc.	Altus Power, Inc.	True Green Acquisition Transaction Accounting Adjustments (Refer to Note 5)	Altus Power, Inc. (Adjusted for the True Green Acquisition)	Reclassification Adjustments (Refer to Note 2)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
Operating revenues, net	$—	$30,084	$11,889	$41,973	$—			$41,973	$—		$41,973
Operating expenses
Operating expenses	3,523			—	(3,523)			—	—		—
Franchise tax expense	100	—		—	(100)			$—	—		—
Cost of operations		6,156	1,662	7,818	—			7,818	—		7,818
General and administrative		7,520	—	7,520	3,623	8,796 (DD	)	$19,939	(1,263	) (DD)	18,676
Depreciation, amortization and accretion expense		8,858	4,240	13,098	—			13,098	—		13,098
Acquisition and entity formation costs		232		232	—			$232	—		232
Gain on fair value remeasurement of contingent consideration		(2,050)		(2,050)	—			(2,050)	—		(2,050)

Total operating expenses	3,623	20,716	5,902	26,618	—	8,796		39,037	(1,263)		37,774

Operating income (loss)	(3,623)	9,368	5,987	15,355	—	(8,796)		2,936	1,263		4,199
Other (income) expenses
Interest income earned on assets held in Trust Account	(10)			—	—	10 (AA	)	—	—		—
Change in fair value of redeemable warrant liability	(7,849)			—	—	(6,318	) (BB)	(14,167)	—		(14,167)
Change in fair value of Alignment Shares				—	—	(5,112	) (FF)	(5,112)	255 (FF	)	(4,857)
Other expense (income), net		(249)	1	(248)	—			(248)	—		(248)
Interest expense, net		8,739	2,404	11,143	—			11,143	—		11,143

Total other (income) expense	(7,859)	8,490	2,405	10,895	—	(11,420)		(8,384)	255		(8,129)

Income (loss) before income tax (expense) benefit	4,236	878	3,582	4,460	—	2,624		11,320	1,008		12,328
Income tax (expense) benefit	—	(1,055)	172	$(883)	—	(681	) (EE)	(1,564)	(262	) (EE)	(1,826)

Net income (loss)	4,236	(177)	3,754	3,577	—	1,943		9,756	746		10,502
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	—	50	(54)	$(4)	—	—		(4)	—		(4)

Net income (loss) attributable to common stockholder	$4,236	$(227)	$3,808	$3,581	$—	$1,943		$9,760	$746		$10,506

Class A Common Stock
Weighted average shares of common stock outstanding:
Basic								156,078,680			130,828,680
Diluted								159,945,086			134,379,461
Net income attributable to common stockholders per share:
Basic								$0.06			$0.08
Diluted								$0.06			$0.08

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share data)

	For the period from October 13, 2020 (inception) to December 31, 2020	For the year ended December 31, 2020			For the year ended December 31, 2020		No Redemption Scenario			Maximum Redemption Scenario
	CBRE Acquisition Holdings, Inc.	Altus Power, Inc.	Solar Acquisition Transaction Accounting Adjustments (Refer to Note 4)	True Green Acquisition Transaction Accounting Adjustments (Refer to Note 5)	Altus Power, Inc. (Adjusted for the Solar Acquisition and True Green Acquisition)	Reclassification Adjustments (Refer to Note 2)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
Operating revenues, net	$—	$45,278	$10,250	$23,424	$78,952		$—		$78,952	$—		$78,952
Operating expenses
Operating expenses	271				—	(271)			—	—		—
Franchise tax expense	26				—	(26)			—	—		—
Cost of operations		9,661	2,617	3,617	15,895				15,895	—		15,895
General and administrative		10,143	305	55	10,503	297	6,661 (CC	)	35,052			32,527
					—		17,591 (DD	)		(2,525	) (DD)
Depreciation, amortization and accretion expense		11,932	4,043	8,481	24,456				24,456	—		24,456
Acquisition and entity formation costs		1,015	—	688	1,703				1,703	—		1,703

Total operating expenses	297	32,751	6,965	12,841	52,557	—	24,252		77,106	(2,525)		74,581

Operating income (loss)	(297)	12,527	3,285	10,583	26,395	—	(24,252)		1,846	2,525		4,371
Other (income) expenses
Interest income earned on assets held in Trust Account	(1)				—		1	(AA)	—	—		—
Other expense (income), net		258	(497)	(47)	(286)				(286)	—		(286)
Interest expense, net		14,073	4,374	4,893	23,340				23,340	—		23,340
Change in fair value of redeemable warrant liability	2,205		—	—	—		972	(BB)	3,177	—		3,177
Change in fair value of Alignment Shares			—	—	—		4,643	(FF)	4,643	(142	) (FF)	4,501

Total other (income) expense	2,204	14,331	3,877	4,846	23,054	—	5,616		30,874	(142)		30,732

Loss before income tax (expense) benefit	(2,501)	(1,804)	(592)	5,737	3,341	—	(29,868)		(29,028)	2,667		(26,361)
Income tax (expense) benefit	—	(83)	(361)	(1,186)	(1,630)		7,753	(EE)	6,123	(692	) (EE)	5,431

Net income (loss)	(2,501)	(1,887)	(953)	4,551	1,711	—	(22,115)		(22,905)	1,975		(20,930)
Net income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests	—	(8,680)	(13,467)	370	(21,777)				(21,777)	—		(21,777)

Net income (loss) attributable to common stockholder	$(2,501)	$6,793	$12,514	$4,181	$23,488	$—	$(22,115)		$(1,128)	$1,975		$847

Class A Common Stock
Weighted average shares of common stock outstanding:
Basic									156,078,680			130,828,680
Diluted									156,078,680			133,244,979
Net income (loss) attributable to common stockholders per share:
Basic									$(0.01)			$0.01
Diluted									$(0.01)			$0.01

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

The Merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, CBAH will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Merger will be treated as the equivalent of Altus issuing stock for the net assets of CBAH, accompanied by a recapitalization. The net assets of CBAH will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger will be those of Altus.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 assumes that the Merger occurred on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020 present pro forma effects of the Merger as if it had been completed on January 1, 2020.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•	CBAH’s unaudited balance sheet as of June 30, 2021 and the related notes, included in CBAH’s proxy statement/prospectus;

•	Altus’s unaudited condensed consolidated balance sheet as of June 30, 2021 and the related notes, included in CBAH’s proxy statement/prospectus; and

•	the True Green Entities’ unaudited statement of assets, liabilities and member’s capital as of June 30, 2021 and related notes, included in this current report.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•	CBAH’s unaudited statement of operations for the six months ended June 30, 2021 and the related notes, included in CBAH’s proxy statement/prospectus;

•	Altus’s unaudited condensed consolidated statement of operations for the six months ended June 30, 2021 and the related notes, included in CBAH’s proxy statement/prospectus; and

•	the True Green Entities’ unaudited statement of operations for the six months ended June 30, 2021 and the related notes, included in this current report.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•	CBAH’s audited statement of operations for the period ended December 31, 2020 and the related notes, included in CBAH’s proxy statement/prospectus; and

•	Altus’s audited consolidated statement of operations for the year ended December 31, 2020 and the related notes, included in CBAH’s proxy statement/prospectus;

•	the Solar Project Companies’ audited combined statement of operations for the period January 1, 2020 to December 21, 2020, included in CBAH’s proxy statement/prospectus; and

•	the True Green Entities’ audited statement of operations for the year ended December 31, 2020 and the related notes, included in this current report.

The pro forma adjustments reflecting the consummation of the Merger are based on certain currently available information and certain assumptions and methodologies that CBAH believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the differences may be material. CBAH believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Merger based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Merger taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements and notes thereto of CBAH, Altus and the Solar Project Companies.

2.	Accounting Policies

Upon consummation of the Merger, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences in accounting policies that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies. Based on its initial analysis, however, management identified differences in the presentation of financial information between CBAH and Altus. Therefore, reclassification adjustments are made to conform the presentation of CBAH’s financial information to that of Altus, as shown in the unaudited pro forma condensed combined financial information under the “Reclassification Adjustments” column.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Merger and has been prepared for informational purposes only.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies, dis-synergies and other transaction effects that have occurred or reasonably expected to occur (“Management’s Adjustments”). CBAH has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted net income (loss) attributable to common stockholders per share presented in the unaudited pro forma condensed combined statements of operations are based upon the number of the post-combination company’s shares outstanding, assuming the Merger occurred on January 1, 2020.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2021 are as follows:

(A)

Reflects the conversion of 40,250,000 shares of CBAH Class A common stock subject to possible redemption and are classified as temporary equity to CBAH Class A common stock with a par value of $0.0001 and additional paid-in capital under the No Redemption Scenario.

(B)	Reflects the reclassification of $402.5 million of assets held in the Trust Account that will become available to fund the Merger.

(C)	Reflects the settlement of $14.1 million of CBAH’s deferred underwriting commissions that will become payable at closing of the Merger.

(D)

Reflects the reclassification of 7,366,667 Private Placement Warrants previously recognized as equity-classified share-based compensation awards to redeemable warrant liabilities upon closing of the Merger. As the holders of the awards will have no further service requirements after the closing of the Merger, the accounting classification of the Private Placement Warrants is re-assessed under the guidance and determined to be derivative liabilities measured at their fair value of $8.0 million. The fair value of the Private Placement Warrants is estimated based on the trading price of the Redeemable Warrants as of June 30, 2021. The preliminary fair value is estimated using the most reliable information available. The actual fair value could be materially different once the final valuation is determined at the Closing.

(E)

Reflects the settlement of the $1.1 million second amended and restated promissory note between CBAH and the Sponsor which becomes due upon closing of the Merger. Under the terms of the note agreement, the Sponsor has the option to settle the note in either cash or through a conversion into Private Placement Warrants at a ratio of one whole warrant per $1.50 in principal. Management expects the Sponsor to settle the note by converting to Private Placement Warrants, which will be exercisable 30 days after the closing of the Merger. Therefore, the pro forma adjustment reflects the issuance of 733,333 Private Placement Warrants measured at their fair value of $0.8 million. The fair value of the Private Placement Warrants is estimated based on the trading price of the Redeemable Warrants as of June 30, 2021. The preliminary fair value is estimated using the most reliable information available. The actual fair value could be materially different once the final valuation is determined at the Closing. The $0.3 million difference between the carrying value of the note and the fair value of the Private Placement Warrants will be accounted for as an adjustment to accumulated deficit. As the income statement impact of the note settlement would be recognized by CBAH at the closing of the Merger, the unaudited pro forma condensed combined statements of operations of the combined entity after the reverse recapitalization excludes the income statement impact of the note settlement.

If the Sponsor elects to settle the note in cash, the settlement will result in a decrease in pro forma combined cash balance by $1.1 million with a corresponding decrease in the liability. Furthermore, on August 12, 2021, CBAH borrowed an additional $1.9 million under the note, for total outstanding borrowings of $3.0 million. In the event the maximum borrowing capacity of $3.0 million is outstanding at the closing of the Merger, the note would convert into 2,000,000 Private Placement Warrants. The settlement method of the note elected by the Sponsor may be different at the closing of the Merger.

(F)

Reflects Altus’s redemption of 290,000 shares of Altus Series A Redeemable Preferred Stock upon the closing of the Merger pursuant to the terms of the Business Combination Agreement, resulting in the payment of cash to Altus shareholders for the shares’ redemption value of $276.8 million. The $7.3 million difference between the carrying value of the Altus Series A Redeemable Preferred Stock as of June 30, 2021 and the redemption value will be accounted for as an adjustment to the carrying value of the Altus Series A Redeemable Preferred Stock through the accumulated deficit.

(G)

Represents the recapitalization of 1,029 shares of Altus Common Stock into 90,000,000 shares of CBAH Class A common stock based on the exchange ratio of 87,464 shares of CBAH Class A common stock for each share of Altus Common Stock.

(H)

Reflects the proceeds of $275.0 million from the issuance and sale of 27,500,000 shares of CBAH Class A common stock at $10.00 per share as part of the PIPE Investment pursuant to the terms of the PIPE Subscription Agreements under the No Redemption Scenario (excluding the impact of the Sponsor’s Backstop Commitment under the Maximum Redemption Scenario described in adjustment (K)).

(I)

Reflects the settlement of the total transaction costs estimated to be incurred by CBAH of approximately $8.7 million, including $2.1 million in transaction costs expensed in the historical CBAH statement of operations and accrued for in the historical CBAH balance sheet. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash of $8.7 million as an immaterial amount of cash has been paid as of the pro forma balance sheet date. The costs expensed through accumulated deficit are included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 as discussed in (CC) below.

(J)

Reflects the settlement of the total equity issuance costs estimated to be incurred by Altus and the post-combination company of approximately $32.9 million, consisting of $5.0 million that has been capitalized and accrued for as of June 30, 2021 and $27.9 million that is estimated to be incurred. Included in the $32.9 million of total equity issuance costs estimated to be incurred are $16.5 million in fees to be paid by the combined company to financial advisors and PIPE placement agents contingent upon closing of the Merger. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash of $30.8 million as $2.1 million has been paid as of the pro forma balance sheet date.

(K)

Reflects the reclassification of CBAH’s historical accumulated deficit, including the incremental adjustments to the accumulated deficit associated with the settlement of the second amended and restated promissory note between CBAH and the Sponsor and the transaction costs described in adjustment (E) and (I), respectively, to additional paid-in capital.

(L)

Reflects the proceeds of $150.0 million from the issuance and sale of 15,000,000 shares of CBAH Class A common stock at $10.00 per share as part of the Sponsor’s Backstop Commitment. As the Maximum Redemption Scenario assumes 100% of the public shares are redeemed, this adjustment reflects the Sponsor’s purchase of the maximum number of shares required by the Backstop Commitment.

(M)

Reflects the maximum redemption of 40,250,000 public shares for aggregate redemption payments of $402.5 million allocated to CBAH Class A common stock and additional paid-in capital at a redemption price of $10.00 per share. The redemption price is calculated as $402.5 million in the Trust Account per the unaudited pro forma condensed combined balance sheet divided by 40,250,000 public shares subject to possible redemption.

(N)

Reflects (i) the surrender of 603,750 shares of Alignment Shares held by the Sponsor and CBAH’s officers and directors pursuant to the Class B Letter Agreement, and (ii) the reclassification of the remaining 1,408,750 Alignment Shares previously recognized as equity-classified share-based compensation awards to derivative liabilities upon closing of the Merger. As the holders of Alignment Shares will have no continuing service requirement after the closing of the Merger, the accounting classification of the Alignment Shares is re-assessed by the post-combination company. As the Alignment Shares will convert into a variable number of CBAH Class A common stock upon achieving certain triggering events, which include events that are not indexed to the common stock of the post-combination company, Alignment Shares are expected to be accounted for as derivative liabilities measured at their fair value.

The preliminary fair values of the Alignment Shares were estimated as of July 12, 2021 based on the terms of the third amended and restated certificate of incorporation. The valuation of the Alignment Shares uses a Monte Carlo simulation valuation model utilizing a distribution of potential outcomes based on a set of underlying assumptions such as stock price, volatility, and risk-free interest rates. The underlying assumptions used were the most reliable information available. The actual fair value of the Alignment Shares at closing of the Merger may deviate materially from the estimate used in this adjustment. After closing of the Merger, the Alignment Shares will be subsequently measured at their fair value with changes reflected in the statements of operations. The subsequent measurement of the Alignment Shares is included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 and six months ended June 30, 2021, as discussed in adjustment (FF) below.

Under the terms of the Alignment Shares, a separate tranche of 201,250 Alignment Shares will automatically convert into a variable number of CBAH Class A common stock shares on the last day of each measurement period, which will occur annually over seven fiscal years following consummation of the Merger. Therefore, by the end of the last measurement date in the seventh fiscal year, a total of 1,408,750 Alignment Shares will convert to CBAH Class A common stock. The initial measurement period commences on the date of the closing of the Merger and ends on the last date of the first fiscal quarter following the end of the fiscal year in which the Merger is consummated. The subsequent measurement periods are each of the six successive four-fiscal-quarter periods.

The number of shares of CBAH Class A common stock into which the Alignment Shares may convert is based upon the total return of the post-combination company’s outstanding equity, which is measured as the sum of (i) the volume weighted average price (“VWAP”) of CBAH Class A common stock for the final fiscal quarter in the relevant measurement period and (ii) the amount per share of any dividends or distributions paid or payable to holders of CBAH Class A common stock, the record date for which is on or prior to the last day of the Measurement Period. Such total return will be evaluated against a price threshold, which will initially equal $10.00 for the first measurement period and will thereafter be adjusted at the beginning of each subsequent measurement period to be equal to the greater of (i) the price threshold for the immediately preceding measurement period and (ii) the VWAP for the final fiscal quarter of the immediately preceding measurement period.

If such total return does not exceed the price threshold for the relevant measurement period, the 201,250 Alignment Share will convert into 2,013 shares of CBAH Class A common stock. Therefore, at minimum, assuming the share price of CBAH Class A common stock remains at $10.00 during the seven-year conversion period and no dividends or distributions are paid, the Alignment Shares would convert into an aggregate of 14,091 shares of CBAH Class A common stock. If the total return for a given measurement period exceeds the price threshold, the 201,250 Alignment Shares will convert into a greater number of shares of CBAH Class A common stock, as calculated in accordance with the terms of the third amended and restated certificate of incorporation.

The aggregate number of shares of CBAH Class A common stock issuable under the conversion terms is subject to a conversion cap determined as a percentage of the total number of issued and outstanding shares of CBAH Class A common stock at the closing of the Merger. The conversion cap percentage is set to be 8.5% but will increase to 9.5% if the Sponsor’s Backstop Commitment is greater than $100.0 million. Therefore, the conversion cap is expected to be at 8.5% of the total shares of CBAH Class A common stock outstanding at the closing of the Merger under the No Redemption Scenario, while under the Maximum Redemption Scenario, the conversion cap percentage is expected to be 9.5%. Based on the minimum number of conversion shares and the conversion cap, the number of shares of CBAH Class A common stock issuable upon conversion of the Alignment Shares over the seven-year conversion period is a possible range of 14,091 to 13,408,750 shares under the No Redemption Scenario and 14,091 to 12,587,500 shares under the Maximum Redemption Scenario.

Additionally, upon a change in control event, for the measurement period in which the event occurs, the 201,250 Alignment Shares will automatically convert into a variable number of CBAH Class A common stock shares depending on the number of shares of CBAH Class A common stock cumulatively issued upon conversion of Alignment Shares up until the date of the change in control event.

If the cumulative shares of CBAH Class A common stock already issued equals greater than 5% of the Applicable Closing Share Count (determined as the sum of 40,250,000 public shares less redemptions, 27,500,000 shares of CBAH Class A Common Stock issued in the PIPE, and the number of shares of CBAH Class A Common Stock issued in respect of the Backstop Commitment), the 201,250 Alignment Shares will convert into the greater of (i) 2,013 shares of CBAH Class A common stock and (ii) a variable number of shares based on the excess of the Total Return above the price threshold, with such Total Return calculated based on the purchase price or deemed value agreed upon in the change of control transaction rather than the VWAP for the final fiscal quarter in the relevant measurement period.

If the cumulative shares of CBAH Class A common stock already issued equals less than 5% of the Applicable Closing Share Count, the 201,250 Alignment Shares will convert into the greater of (i) 5% of the Applicable Closing Share Count less any shares of CBAH Class A common stock previously issued upon conversion of Alignment Shares and (ii) a variable number of shares based on the excess of the Total Return above the price threshold, with such Total Return calculated based on the purchase price or deemed value agreed upon in the change of control transaction rather than the VWAP for the final fiscal quarter in the relevant measurement period.

To the extent any remaining tranches of 201,250 Alignment Shares remain outstanding after the change in control event, all remaining tranches of 201,250 Alignment Shares will automatically convert into one share of CBAH Class A common stock.

Refer to the section entitled “Alignment Shares Conversion” within the section entitled “Description of CBAH’s Securities” for a complete description and illustrative example of the Alignment Shares Conversion terms.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020 are as follows:

(AA)	Represents the elimination of CBAH’s investment income related to the marketable securities held in the Trust Account.

(BB)	Reflects the loss recognized by the post-combination company for the year ended December 31, 2020 and the gain recognized for the six months ended June 30, 2021 from the change in fair value of the Private Placement Warrants determined to be redeemable warrant liabilities in adjustment (D) above and the Private Placement Warrants issued to settle the promissory note in adjustment (E) above.

(CC)	Reflects the total estimated transaction costs for CBAH which will be expensed as incurred, but not yet recognized in the statement of operations for the year ended December 31, 2020. Transaction costs are reflected as if incurred on January 1, 2020, the date the Merger occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

(DD)	Reflects the recognition of $17.6 million and $15.1 million during the year ended December 31, 2020 in stock-based compensation expense resulting from the issuance of 8,795,625 and 7,533,125 time-based restricted stock units (“RSUs”) to the post-combination company’s chief executive officers under the Management Equity Incentive Letter under the No Redemption Scenario and Maximum Redemption Scenario, respectively. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 reflects the recognition of $8.8 million and $7.5 million in stock-based compensation expense under the No Redemption Scenario and Maximum Redemption Scenarios, respectively. The stock-based compensation expense associated with the awards is recognized based on a straight-line method over the five-year requisite service period.

In addition, in the event the second amended and restated promissory note between CBAH and the Sponsor as of the unaudited pro forma condensed combined balance sheet date is settled in cash as opposed to the conversion into Private Placement Warrants, as discussed in adjustment (E) above, the number of RSUs issued will decrease by 36,667 under both scenarios, resulting in a less than $0.1 million decrease in stock-based compensation expense during the year ended December 31, 2020 and six months ended June 30, 2021.

(EE)	Reflects the pro forma adjustment for income taxes by applying an estimated blended tax rate of 25.96%.

(FF)	Reflects the recognition of $4.6 million and $4.5 million in losses resulting from the change in fair value of the Alignment Shares determined to be derivative liabilities in adjustment (N) above during the year ended December 31, 2020 under No Redemption Scenario and the Maximum Redemption Scenario, respectively. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 reflects the recognition of $5.1 million and $4.9 million in gains under both the No Redemption Scenario and the Maximum Redemption Scenarios.

4.	Other Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information – Solar Acquisition

On December 22, 2020, a wholly-owned subsidiary of Altus acquired the Solar Project Companies from a third-party seller. Altus accounted for the acquisition under the acquisition method of accounting for business combinations where the purchase price of the company was allocated to the assets acquired and liabilities assumed based on their estimated fair values on December 22, 2020. The amounts of the Solar Project Companies’ operating activities for the period from December 22, 2020 through December 31, 2020 and the six months ended June 30, 2021 are included in Altus’s audited and unaudited consolidated statement of operations for the year ended December 31, 2020 and six months ended June 30, 2021, respectively. The assets and liabilities of the Solar Project Companies as of June 30, 2021 are included in Altus’s unaudited consolidated balance sheet as of June 30, 2021.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 gives effect to the Solar Acquisition as if it had occurred on January 1, 2020 by adding the operational activities of the Solar Project Companies for the period of January 1, 2020 through December 21, 2020, adjusted for the fair value of the net assets acquired as of the acquisition date. The adjustment is presented as other transaction accounting adjustment to provide information that would be material to investors’ understanding of Altus and the Solar Project Companies as a combined entity.

	For the Period January 1, 2020 to December 21, 2020					For the Period January 1, 2020 to December 21, 2020
	The Solar Project Companies (Historical)	Reclassification Adjustments (Refer to Note 4)	Purchase Price Allocation Adjustments			The Solar Project Companies (Adjusted)
Revenue
Operating revenues, net	$—	$10,250	$—			$10,250
Net metering credits, net	1,737	(1,737)				—
Electricity sales, net	5,345	(5,345)				—
Renewable energy certificates	3,168	(3,168)				—

Total revenue	10,250	—	—			10,250
Operating expenses
Cost of operations	—	2,617				2,617
General and administrative	—	305				305
Depreciation, amortization and accretion expense	—	5,226	(4,729)	(4.a	)	4,043
			4,067	(4.a	)
			(466)	(4.b	)
			(68)	(4.b	)
			(31)	(4.c	)
			44	(4.c	)
Acquisition and entity formation costs	—	—				—
Property taxes	488	(488)				—
Insurance	217	(217)				—
Rent expense	366	(366)				—
Operations and maintenance fees	397	(397)				—
Asset management fees	302	(302)				—
Renewable energy certificates	154	(154)				—
Professional fees	299	(299)				—
Subscription management fees	205	(205)				—
General and administrative	305	(305)				—
Bad debt	189	(189)				—

Total operating expenses	2,922	5,226	(1,183)			6,965
Income from operations	7,328	(5,226)	1,183			3,285
Other (income) expenses
Other expense (income), net	—	(497)				(497)
Interest expense, net	—	4,583	(209)	(4.d	)	4,374
Incentive income	(497)	497				—
Interest income	(60)	60				—
Interest expense	4,014	(4,014)				—
Depreciation expense	4,729	(4,729)				—
Amortization expense	466	(466)				—
Accretion Expense	31	(31)				—
Unrealized loss on swap fair value	629	(629)				—

Total other (income) expenses	9,312	(5,226)	(209)			3,877

Loss before income tax (expense) benefit	(1,984)	—	1,392			(592)
Income tax (expense) benefit	—	—	(361)	(4.e	)	(361)

Net loss	(1,984)	—	1,031			(953)
Net loss attributable to redeemable noncontrolling interest	(13,539)	—	72	(4.f	)	(13,467)

Net income attributable to manager members	11,555	—	959			12,514

Management identified differences in the presentation of financial information between the Solar Project Companies and Altus. Therefore, reclassification adjustments are made to conform the presentation of the Solar Project Companies’ financial information to that of Altus, as shown in “Reclassification Adjustments” column.

The other transaction accounting adjustments applied to the audited combined financial information of the Solar Project Companies for the period from January 1, 2020 through December 21, 2020 are as follows:

(4.a)	Reflects the removal of historical depreciation expense of the Solar Project Companies’ depreciable assets and recognition of new depreciation expense based on the fair value of the property, plant and equipment acquired by Altus and the remaining useful lives as of the acquisition date.

(4.b)	Reflects the removal of historical amortization expense of the Solar Project Companies’ definite-lived intangible assets and recognition of new amortization benefit based on the fair value of the net intangible liabilities acquired by Altus and the remaining useful lives as of the acquisition date.

(4.c)	Reflects the removal of historical accretion expense of the Solar Project Companies’ asset retirement obligations and recognition of new accretion expense based on the fair value of the asset retirement obligations acquired by Altus.

(4.d)	Reflects the removal of historical debt issuance costs amortized to interest expense as the outstanding debt of the Solar Project Companies was not assumed by Altus.

(4.e)	Reflects the pro forma adjustment for income taxes by applying an estimated blended tax rate of 25.96%.

(4.f)	Reflects the pro forma adjustment for income attributable to noncontrolling interests in the Solar Project Companies resulting from the pro forma adjustments mentioned above.

5.	Other Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information – TrueGreen Acquisition

On August 25, 2021, Altus acquired the True Green Entities from private equity funds managed by True Green Capital Management, LLC for the total consideration of $197.4 million. Altus accounted for the acquisition under the acquisition method of accounting for business combinations where the purchase price of the True Green Entities was allocated to the assets acquired and liabilities assumed based on their estimated fair values on August 25, 2021. The amounts of the True Green Entities’ operating activities for the year ended December 31, 2020 and the six months ended June 30, 2021 are not included in Altus’s audited and unaudited consolidated statements of operations for the year ended December 31, 2020 and six months ended June 30, 2021, respectively. Additionally, the assets and liabilities of the True Green Entities as of June 30, 2021 are not included in Altus’s unaudited consolidated balance sheet as of June 30, 2021.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 give effect to the TrueGreen Acquisition as if it had occurred on January 1, 2020 by adding the operational activities of the True Green Entities for the year ended December 31, 2020 and the six months ended June 30, 2021, adjusted for the fair value of the net assets acquired as of the acquisition date. The adjustment is presented as other transaction accounting adjustment to provide information that would be material to investors’ understanding of Altus and the True Green Entities as a combined entity.

The private equity funds of True Green Capital Management, LLC have qualified as investment companies pursuant to Accounting Standards Codification Topic 946, Financial Services—Investment Companies (“ASC 946”), and as a result, the Rule 3-05 financial statements for the True Green Entities are presented using specialized accounting methods applicable to investment companies. In accordance with investment-company accounting methods, the investments of the True Green Entities are reflected at fair value as opposed to historical cost less accumulated depreciation and impairments, if any. In addition, the True Green Entities’ statements of operations do not reflect revenues, expenses or other income from operations underlying the investments. Instead, the statements of operations reflect the change in fair value of the True Green Entities’ investments, whether realized or unrealized. Distributions from investments are recorded as dividend income when the distribution is from estimated taxable earnings and profits and as a return of capital when the distribution is in excess of estimated taxable earnings and profits. As the True Green Entities acquired by Altus will no longer be held by funds that qualify for investment-company accounting, the solar projects following the TrueGreen Acquisition will be accounted for using accounting policies and methods consistent with that of Altus.

Refer to the “Significant Accounting Policies” footnote of Altus’s audited financial statements as of and for the year ended December 31, 2020 included in CBAH’s proxy statement/prospectus for a complete description of Altus’s accounting policies and methods.

	As of June 30, 2021						As of June 30, 2021
	TGCOP HoldCo, LLC (Historical)	Financing Adjustments		Carve Out Adjustments	Other Transaction Accounting Adjustments		TrueGreen Acquisition Transaction Accounting Adjustments
Assets:
Cash	$—	$126,385	(5.a)	$—	$229	(5.f)	$(458)
		64,566	(5.b)		(190,950)	(5.j)
					(688)	(5.l)
Current portion of restricted cash					4,118	(5.f)	4,118
Accounts receivable, net	—	—		—	3,420	(5.e)	3,420

Total current assets	—	190,951		—	(183,871)		7,080
Property, plant and equipment, net	—	—		—	201,150	(5.c)	201,150
Intangible assets, net	—	—		—	5,225	(5.d)	5,225
Goodwill	—	—		—	1,965	(5.j)	1,965
Other assets	—	—		—	510	(5.f)	510
Investments in private operating companies, at fair value	157,871			(12,090)	(145,781)	(5.i)	—

Total assets	157,871	190,951		(12,090)	(120,802)		215,930

Liabilities, redeemable noncontrolling interests, redeemable preferred stock and stockholder’s deficit
Accounts payable	—	—		—	23	(5.f)	23
Current portion of long-term debt, net	—	3,160	(5.a)	—	—		3,160
Purchase consideration payable	—	—		—	6,486	(5.j)	6,486

Total current liabilities	—	3,160		—	6,509		9,669
Long-term debt, net of current portion	—	123,225	(5.a)	—	1,795	(5.h)	125,020
Intangible liabilities, net	—	—		—	10,115	(5.d)	10,115
Asset retirement obligations	—	—		—	1,998	(5.g)	1,998
Other long-term liabilities	—	—		—	935	(5.h)	935

Total liabilities	—	126,385		—	21,352		147,737

Commitments and contingent liabilities
Series A redeemable preferred stock $0.01 par value	—	64,566	(5.b)	—	—		64,566
Stockholders’ equity
Member’s capital	157,871	—		(12,090)	(145,781)	(5.i)	—
Accumulated deficit	—	—		—	(688)	(5.l)	(688)

Total stockholders’ equity (deficit)	157,871	—		(12,090)	(146,469)		(688)
Noncontrolling interests in subsidiaries	—	—		—	4,315	(5.k)	4,315

Total equity (deficit)	157,871	—		(12,090)	(142,154)		3,627

Total liabilities, noncontrolling interests, and retained earnings	157,871	190,951		(12,090)	(120,802)		215,930

	For the six months ended June 30, 2021						For the six months ended June 30, 2021
	TGCOP HoldCo, LLC (Historical)	Financing Adjustments		Carve Out Adjustments	Other Transaction Accounting Adjustments		TrueGreen Acquisition Transaction Accounting Adjustments
Operating revenues, net	$—	$—		$—	$11,889	(5.bb)	$11,889
Operating expenses
Cost of operations (exclusive of depreciation and amortization shown separately below)	—	—		—	1,662	(5.bb)	1,662
General and administrative	—	—		—	—		—
Depreciation, amortization and accretion expense	—	—		—	4,703	(5.cc)	4,240
					(494)	(5.dd)
					31	(5.ee)

Total operating expenses	—	—		—	5,902		5,902
Operating income (loss)	—	—		—	5,987		5,987
Other (income) expenses
Other (income) expense, net	—	—		—	1	(5.bb)	1
Interest (income) expense, net	—	2,387	(5.aa)	—	17	(5.bb)	2,404
Net change in unrealized gain	1,347	—		(5,593)	4,246	(5.bb)	—

Total other (income) expenses	1,347	2,387		(5,593)	4,264		2,405

Income (loss) before income tax (expense) benefit	(1,347)	(2,387)		5,593	1,723		3,582
Income tax (expense) benefit	—	620	(5.gg)	—	(447)	(5.gg)	172

Net income (loss)	(1,347)	(1,767)		5,593	1,275		3,754
Net income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests	—	(193)	(5.hh)	—	139	(5.hh)	(54)

Net income (loss) attributable to common stockholder	$(1,347)	$(1,574)		$5,593	$1,136		$3,808

	For the year ended December 31, 2020						For the year ended December 31, 2020
	TGCOP HoldCo, LLC (Historical)	Financing Adjustments		Carve Out Adjustments	Other Transaction Accounting Adjustments		TrueGreen Acquisition Transaction Accounting Adjustments
Operating revenues, net	$—	$—		$—	$23,424	(5.bb)	$23,424
Operating expenses
Cost of operations (exclusive of depreciation and amortization shown separately below)	—	—		—	3,617	(5.bb)	3,617
General and administrative	—	—		—	55	(5.bb)	55
Depreciation, amortization and accretion expense	—	—		—	9,406	(5.cc)	8,481
					(986)	(5.dd)
					61	(5.ee)
Acquisition and entity formation costs	—	—		—	688	(5.ff)	688

Total operating expenses	—	—		—	12,841		12,841
Operating income (loss)	—	—		—	10,583		10,583
Other (income) expenses
Other (income) expense, net	—	—		—	(47)	(5.bb)	(47)
Interest (income) expense, net	—	4,858	(5.aa)	—	35	(5.bb)	4,893
Net change in unrealized gain	(2,016)	—		847	1,169	(5.bb)	—

Total other (income) expenses	(2,016)	4,858		847	1,157		4,846

Income (loss) before income tax (expense) benefit	2,016	(4,858)		(847)	9,426		5,737
Income tax (expense) benefit	—	1,261	(5.gg)	—	(2,447)	(5.gg)	(1,186)

Net income (loss)	2,016	(3,597)		(847)	6,979		4,551
Net income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests	—	(393)	(5.hh)	—	763	(5.hh)	370

Net income (loss) attributable to common stockholder	$2,016	$(3,204)		$(847)	$6,216		$4,181

Purchase Consideration and Estimated Purchase Price Allocation

The total fair value of purchase consideration transferred in connection with the TrueGreen Acquisition is $197.4 million, which is comprised of the following amounts as shown in the table below:

Cash consideration to the seller on closing (1)	$136,689
Cash consideration to settle debt and interest rate swaps (2)	51,523
Cash in escrow accounts (3)	2,738
Purchase price payable (4)	6,486

Total fair value of consideration transferred	197,436
Cash acquired	229
Restricted cash acquired	4,118

Total fair value of consideration transferred, net of cash acquired	193,089

(1)	Represents the amount of cash consideration paid to the seller of the True Green Entities.
(2)

Represents the total cash settlement amount to pay off True Green Entities’ outstanding debt as of the acquisition date. The amount represents the total outstanding principal, interest, prepayment penalties and interest rate swap liabilities.

(3)	Represents cash consideration payable to the seller of the True Green Entities but held in an escrow account until closing conditions required of the seller have been satisfied.
(4)

Represents the purchase price payable to the seller after the acquisition date for working capital accounts legally acquired by Altus but will be remitted back to the seller once the accounts are settled in cash. Altus expects the settlement of the payable is probable of occurring in less than one year from the closing of the acquisition date.

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed are recorded at acquisition date fair values. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the TrueGreen Acquisition. The allocation is dependent upon certain valuation and other studies that have not yet been finalized. Accordingly, the pro forma purchase price allocation is subject to further adjustment as final valuations are completed, and such differences could be material.

The following table sets forth a preliminary allocation of the purchase price to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed, with the excess recorded to goodwill:

Assets
Accounts receivable	3,420
Other assets	510
Property, plant and equipment	201,150
Intangible assets	5,225

Total assets acquired	210,305
Liabilities
Accounts payable	23
Long-term debt	1,795
Intangible liabilities	10,115
Asset retirement obligations	1,998
Other long-term liabilities	935

Total liabilities assumed	14,866
Noncontrolling interests	4,315
Goodwill	1,965

Total fair value of consideration transferred, net of cash acquired	193,089

Financing Adjustments

The financing adjustments applied to the pro forma condensed combined financial information as of the acquisition date are as follows:

(5.a)	Reflects the issuance of debt under the Rated Term Loan for approximately $126.4 million in cash used to finance the TrueGreen Acquisition.

(5.b)	Reflects the issuance of Series A redeemable preferred stock for approximately $64.6 million in cash used to finance the TrueGreen Acquisition.

Carve Out Adjustments

The portfolio of True Green Entities acquired by Altus are held by TGCOP HoldCo, LLC. Included in the financial statements of TGCOP HoldCo, LLC are certain solar asset portfolios and solar panel inventory which were not acquired by Altus as part of the TrueGreen Acquisition. However, as Altus acquired substantially all the assets of TGCOP HoldCo, LLC, adjustment has been made in the pro forma financial information to eliminate the True Green Entities assets not acquired by Altus, as shown in the unaudited pro forma condensed combined financial information under the “Carve Out Adjustments” column.

Other Transaction Accounting Adjustments

The other transaction accounting adjustments applied to the balance sheet information of the True Green Entities as of the acquisition date are as follows:

(5.c)	Reflects the recognition of property, plant and equipment, net at their fair value as of the acquisition date.

			Depreciation Expense
	Estimated Fair Value	Estimated Useful Life (years)	For the Year Ended December 31, 2020	For the Six Months Ended June 30, 2021
Land	$1,670	N/A	N/A	N/A
Property, plant and equipment	199,480	10 - 28	9,406	4,703

Total property, plant and equipment	$201,150		$9,406	$4,703

(5.d)	Reflects the recognition of acquired intangible assets and liabilities at their fair value as of the acquisition date, including favorable and unfavorable power purchase agreements / net metering credit agreements, favorable and unfavorable solar renewable energy contracts and the prepaid operating & maintenance expenses.

			Amortization Expense (Benefit)
	Estimated Fair Value	Estimated Amortization Period (years)	For the Year Ended December 31, 2020	For the Six Months Ended June 30, 2021
Favorable Power Purchase Agreements / Net Metering Credit Agr	$4,500	13 - 23	223	112
Favorable Solar Renewable Energy Contracts	450	7	61	31
Prepaid O&M Expense	275	2 - 10	93	46
Unfavorable Power Purchase Agreements / Net Metering Credit	(6,635)	11 - 21	(496)	(248)
Unfavorable Solar Renewable Energy Contracts	(3,480)	1 - 2	(867)	(435)

	(4,890)		(986)	(494)

(5.e)	Reflects the recognition of trade receivables at their fair value as of the acquisition date.
(5.f)	Reflects the recognition of working capital accounts at their fair value as of the acquisition date, including cash, restricted cash, other long-term assets and accounts payable.
(5.g)	Reflects the recognition of asset retirement obligations for the property, plant and equipment, net at their fair value as of the acquisition date.
(5.h)	Reflects the recognition of long-term liabilities at their fair value as of the acquisition date, comprised of $1.0 million developer fee liabilities and $1.8 million sale/leaseback liability.
(5.i)	Reflects the reconciliation of differences in accounting and reporting policies between Altus and TGCOP HoldCo, LLC. As TGCOP HoldCo, LLC meets the assessment of investment company status, TGCOP HoldCo, LLC followed the accounting and reporting guidance outlined in ASC 946. Therefore, a pro forma adjustment is made to unwind TGCOP HoldCo, LLC’s presentation under ASC 946 and align to the historical cost accounting and reporting policies of Altus.
(5.j)	Reflects the recognition of total purchase consideration on the closing date of TrueGreen Acquisition. The excess of the total purchase price consideration over the fair value of assets acquired and liabilities assumed, as determined on the acquisition date, is recognized as goodwill.
(5.k)	Reflects the recognition of noncontrolling interests at their fair value as of the acquisition date.
(5.l)	Reflects the cash payment of transaction costs incurred by Altus in connection with the TrueGreen Acquisition but not yet recognized in the historical financial statements. The costs expensed through accumulated deficit are included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 as discussed in (5.ff) below.

The other transaction accounting adjustments applied to the statements of operations of the True Green Entities as of the acquisition date are as follows:

(5.aa)	Reflects the recognition of interest expense associated with the additional debt drawn under the Rated Term Loan as discussed in adjustment (5.a) above.

(5.bb)	Reflects the reconciliation of differences in accounting and reporting policies between Altus and TGCOP HoldCo, LLC. Consistent with adjustment (5.i) above, a pro forma adjustment is made to unwind the statements of operations as presented under ASC 946 and align to the historical cost accounting and reporting policies of Altus.

(5.cc)	Reflects the recognition of new depreciation expense based on the fair value of the property, plant and equipment acquired by Altus and the remaining useful lives as of the acquisition date, as discussed in adjustment (5.c) above.

(5.dd)	Reflects the recognition of new amortization benefit based on the fair value of the intangible assets acquired and liabilities assumed by Altus and the remaining useful lives as of the acquisition date, as discussed in adjustment (5.d) above.

(5.ee)	Reflects the recognition of new accretion expense based on the fair value of the asset retirement obligations assumed by Altus and the remaining terms, as discussed in adjustment (5.e) above.

(5.ff)	Reflects the total transaction costs incurred by Altus in consummating the TrueGreen Acquisition to be expensed as incurred but not yet recognized in the statement of operations for the year ended December 31, 2020. Transaction costs are reflected as if incurred on January 1, 2020, the date the TrueGreen Acquisition occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

(5.gg)	Reflects the pro forma adjustment for income taxes by applying an estimated blended tax rate of 25.96%.

(5.hh)	Reflects the pro forma adjustment for income attributable to noncontrolling interests in the True Green Entities resulting from the entities’ historical income and pro forma adjustments mentioned above.

6.	Net income (loss) attributable to common stockholders per share

Represents the net income (loss) attributable to common stockholders per share calculated using the historical weighted average shares of common stock outstanding, and the issuance of additional shares in connection with the Merger, assuming the shares were outstanding since January 1, 2020. As the Merger and related transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares of common stock outstanding for basic and diluted net income (loss) attributable to common stockholders per share assumes that the shares issuable relating to the Merger have been outstanding for the entire periods presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

The pro forma net income (loss) attributable to common stockholders per share excludes per share data for the Alignment Shares, as the shares will be reclassified to derivative liabilities upon the consummation of the Merger. However, as the Alignment Shares include the rights to receive undistributed earnings along with common stock, the shares are treated as participating securities and the two-class method is applied.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption of the CBAH Class A common stock for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account for the six months ended June 30, 2021 and the year ended December 31, 2020:

	For the six months ended June 30, 2021		For the year ended December 31, 2020
(in thousands, except share and per share data)	No Redemption Scenario	Maximum Redemption Scenario	No Redemption Scenario		Maximum Redemption Scenario
Pro forma net income (loss)	$9,760	$10,506	$(1,128)		$847
Income attributable to participating securities	(87)	(112)	10		(9)

Pro forma net income (loss) attributable to common stockholders	9,673	10,394	(1,118)		838
Class A Common Stock
Weighted average shares of common stock outstanding - basic (1)	156,078,680	130,828,680	156,078,680		130,828,680
Dilutive RSUs	2,198,906	1,883,281	—		753,313
Dilutive restricted stock	1,665,487	1,665,487	—		1,662,987
Dilutive conversion of Alignment Shares	2,013	2,013	—		—

Weighted average shares of common stock outstanding - diluted (2)	159,945,086	134,379,461	156,078,680		133,244,979
Net income (loss) attributable to common stockholders per share - basic	$0.06	$0.08		$(0.01)	$0.01
Net income (loss) attributable to common stockholders per share - diluted	$0.06	$0.08		$(0.01)	$0.01

(1)

Excludes 1,671,320 shares of CBAH Class A common stock provided to holders of Altus Restricted Shares. Such CBAH Class A common stock will be subject to the same vesting restrictions placed on the Altus Restricted Shares as in effect immediately prior to the Merger, including restrictions on dividends and voting rights. As the shares are still subject to vesting, they are excluded from basic weighted average shares of common stock outstanding.

(2)

Excludes 10,062,500 and 8,100,000 Redeemable Warrants and Private Placement Warrants, respectively, under the No Redemption and Maximum Redemption Scenarios. Of the Private Placement Warrants excluded, 733,333 Private Placement Warrants represent the warrants that are assumed to be issued at the closing of the Merger to settle the second amended and restated promissory note between CBAH and the Sponsor, as discussed in adjustment (E) above. The Redeemable Warrants and Private Placement Warrants are exercisable at $11.00 per share. As the warrants are deemed anti-dilutive, they are excluded from the calculation of earnings per shares under both scenarios.

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